Form 10-K405, Exhibit 13
period 1999-12-31
RAILWORKS CORP
filed 2000-02-29
CIK 1061857

                                                                    EXHIBIT 13.1

                          ANNUAL REPORT TO STOCKHOLDERS


Mission Statement

Founded in March of 1998, RailWorks Corporation is an integrated network of companies providing construction and maintenance services, materials and products to the rail industry throughout North America.

Our mission is three-fold: to furnish customers with the most comprehensive range of solutions; to provide growth opportunities for our employees; and to create value consistently for our shareholders.

By taking full advantage of rail infrastructure growth drivers and its own proven acquisition model, RailWorks is positioning itself as the continent's premier rail system solutions integrator.

RailWorks. Way Ahead.

Chairman's Letter

The underlying market dynamic against which RailWorks was formed in March 1998 has not changed. If anything, it has intensified. Class I and regional railroads continue to look for innovative outsourced solutions to infrastructure maintenance, rehabilitation and construction challenges. Transit authorities are planning and designing the rehabilitation, extension and new start projects that will revitalize rail transit throughout the United States, and industries continue to invest in track infrastructure to maintain logistics systems that are competitive on a world scale basis.

What has changed is our ability to actively penetrate and capitalize on the opportunities this dynamic affords, as evidenced by the tripling of our backlog to over $750 million since our initial public offering, and the effective doubling of our business through internal growth and acquisitions. This is a direct result of establishing an infrastructure and management process designed to optimize operations without stifling entrepreneurial spirit. Thus we are well on our way to becoming a fully integrated organization offering a vast array of services to the industry across an entire continent.

The TEA-21 factor continues to play a large role in our strategy. The Act frees up 50 percent more federal funding for projects which are a perfect fit for our capabilities: the rehabilitation of old urban transit systems (such as New York City Transit Authority); the extension and rehabilitation of systems funded in the 70's (for example the Washington D.C. Metro, Atlanta's MARTA, San Francisco's BART); and the extension of ISTEA funded rail transit (i.e: those systems inaugurated by the TEA 21's predecessor act e.g. Portland Tri-Met, Dallas' DART System, St. Louis' MetroLink Light Rail System). Additionally, such funding will provide many new rail transit projects in cities such as Minneapolis, Seattle and Harrisburg -- with needs in trackwork, signals, traction power and communications -- all of which are our specialties.

Over the past year, we believe RailWorks has become the premier source for North America's right-of-way railroad resources, targeting Class I Railroads, regional railroads, rail transit authorities and rail-served industrial operating units. Reinforced by a strong management team, a regional "hub-and-spoke" organizational structure and a common systems platform, our companies whether founder members or recent acquisitions -- function as part of a seamless, integrated network.

Accordingly, we expect our position to become even more formidable throughout 2000 and beyond, enabling us to expand our integrated operations, acquire more companies that match our overall strategic objectives, and continue to optimize each and every opportunity. All of which is good news for the company, for the industry and -- of course -- for our shareholders.

                                                                   Page 44 of 95
Corporate Overview

RailWorks Corporation is the leading provider of integrated services and products for railroad, rail transit and industrial rail rights-of-way. Anchored by a combination of 14 founding member companies with an average operating history of over 30 years, RailWorks comprehensive network of rail-related services and products now serves the entire continental United States and Alaska, with a collective revenue run rate currently in excess of $650 million.

RailWorks has put in place an experienced management team with extensive backgrounds in supplying goods and services to railroads, rail transit agencies and industrial rail system operators and performing complex projects involving installation of track, power, signal and similar systems. This considerable collective industry experience and business acumen, allied to superior cash flow and borrowing capacity, has enabled RailWorks to establish the organizational infrastructure which makes the company the first to consolidate the services and products industry into a single national provider network.

     This framework has also enabled us to attain -- and in some cases, surpass -- the strategic objectives outlined a year ago: further expansion, based on continuing internal growth of the founding and acquired companies, synergy-driven growth through their diverse customer base and the continued pursuit of our strategic acquisition program.

Senior Executives

John G. Larkin
Chairman & Chief Executive Officer

Through 1998, Larkin was Managing Director of BT Alex. Brown, where he focused on transportation companies. From 1984 to 1987 he served as AVP of CSX. Through 1982, he worked on various rail projects for Day & Zimmermann, Inc. Larkin has an Masters of Business Administration from Harvard University and Masters and Bachelors degrees in Civil Engineering.

Michael R. Azarela
Executive Vice President & Chief Financial Officer

Azarela previously served as Chief Executive Officer of L.K. Comstock and was also the company's Chief Financial Officer and Treasurer. Azarela, who joined Comstock in 1983, is a certified public accountant, and has a Masters of Business Administration from Iona College and a Bachelors degree from Northern Illinois University.

Kenneth R. Burk
Executive Vice President & Chief Operating Officer

Involved in senior management in the construction industry for over 16 years, Burk previously served at the Dick Corporation as Senior Vice President & Chief Financial Officer, responsible for corporate marketing, finance, human resources and strategic planning. Burk earned a Masters of Business Administration from Pepperdine and a Bachelors degree from Troy State.

COVERAGE ACROSS THE CONTINENT

Covering the North American continent, RailWorks provides a comprehensive network of rail-related services and products: new construction, rehabilitation, repair and maintenance of track; installation of signaling, communications, electrical and other track-related systems; and rail products. Our major customers are freight railroads, transit authorities and industrial rail users.

>>New Construction & Rehabilitation: installation of traction, power, signaling and communication, mechanical and track systems for transit authorities as well as design and/or construction of track work for railroads, commercial and industrial companies.

>>Repair & Maintenance: moving turnouts, adding rail car storage and replacing ties, rail and surfacing; design and implementation of preventive maintenance programs; and site services, including rail bed work.

>>Products & Services: provision of materials and supplies in conjunction with the company's construction, rehabilitation and maintenance services, including relay rail, ties and wood products, tie recycling, concrete products and other track materials. Rail services include leasing, switch grinding, railcar switching and equipment repair and maintenance.

As the accompanying illustration shows, the RailWorks network of capabilities is geographically diverse, but organizationally centralized for optimum deployment and implementation of any permutation of products and services. Our recently implemented hub-and-spoke structure is designed to assist RailWorks operating companies achieve even greater economies of scale while providing our management team the mechanism to closely monitor our diverse operations in the "field".

RailWorks' National Network

TRACK SERVICES
NATIONAL
RailWorks Rail Services
         Kansas City, MO
RailWorks Neosho
         Topeka, KS
Pacific Northern Rail Contractors Inc.
         Abbotsford, BC Canada
NORTHEAST REGION
RailWorks Kennedy
         Shiremanstown, PA
Alpha Keystone Engineering, Inc.
         Shiremanstown, PA
RailWorks New England
         Bridgeport, CT
RailWorks Railcorp
         Youngstown, Ohio
MIDWEST REGION
RailWorks Annex/Armcore
         Indianapolis, IN.
RailWorks Midwest Services
         Merrillville, IN
RailWorks Merit
         Bridgeton, MO
RailWorks US Trackworks
         Wayland, MI
WEST REGION
RailWorks Condon
         Spokane, WA
RailWorks MidWest Construction
         Salt Lake City, UT
RailWorks Railroad Service
         Lakeville, MN
RailWorks Minnesota
         Lakeville, MN
SOUTHWEST REGION
RailWorks Campbell
         Houston, TX
RailWorks Wm. A. Smith
         Houston, TX
RailWorks WT Byler
         Houston, TX
TRANSIT SERVICES
RailWorks Comtrak
         Alpharetta, GA

L.K. Comstock & Co., Inc.
         White Plains, NY
M-Track Enterprises, Inc.
         Bronx, NY
RWKS Comstock
         Maspeth, NY
RWKS Transit
         Farmingdale, NY
Impulse Enterprises of NY, Inc.
         Farmingdale, NY
Sheldon Electric, Inc.
         Long Island City, NY
Twigg Corporation
         Upper Marlboro, MD
MANUFACTURERS/SUPPLIERS
CPI Concrete Products, Inc.
         Memphis, TN
Dura-Wood Treating Company
         Alexandria, LA
Gantrex Corporation
         Pittsburgh, PA
H.P. McGinley, Inc.
         McAlisterville, PA
McCord Treated Wood, Inc.
         Warrior, AL
RailWorks FCM
         Grand Blanc, MI
RailWorks Wood Waste Energy
         St. Louis, MO
Southern Indiana Wood Preserving Co.
         Winslow, IN
U.S. Railway Supply
         Troy, IL

Maximizing Market Potential

Increased levels of private and public spending on rail infrastructure projects (the rail industry's total 1998 spending was well over $16 billion) have contributed to RailWorks' solid growth and make the opportunities for a dedicated national provider pervasive. One of the key strengths of the RailWorks operation is that it provides the associative heft and leverage to target these opportunities more aggressively than they would in an independent mode.

As outlined in our Chairman's Letter, the rail transit market should see maintenance and capital spending grow over the next several years as the fresh funds provided by TEA-21 help the nation's rail transit agencies accelerate their rehabilitation and upgrade schedules. In addition, a number of new rail system start-ups are planned.

Another potentially lucrative marketplace lies in the sphere of short-line railroads, thanks to the shift by Class I carriers from fully loaded freight cars weighing 263,000 pounds to higher-capacity models carrying a gross weight of 286,000 (the so-called 286 issue). This necessitates an extensive upgrade program by the short-line railroad industry. Track, roadbed, bridges and other items will need to be rehabilitated to support the new industry standard heavier cars, and -- since many of the country's 500 short-line operators have limited in-house maintenance capabilities -- RailWorks believes that it is well positioned to win a great deal of this work for which over $2 billion of Government funding is expected to be made available.

Whether the project be a small-scale repair or the construction of a multi-million dollar regional transit system, the RailWorks connection -- and, more significantly, its perception as a single nationwide brand -- enables our operating companies to challenge and bid for a far greater spectrum of contracts, through an integrated combination of techniques such as co-ordinated bidding, team-bidding, customer cross-selling and building relationships with general contractors and suppliers. Recent key project awards, shown in the Tracking Progress section, bear out the successful application of these processes.

A Culture of Safety

An integral part of RailWorks' business success is the pursuit of our "Zero Accidents Goal." By investing in our safety program on a daily basis -- from the educational to the procedural -- RailWorks is leading the industry in providing a safe workplace for customers, employees and citizens.

Because safety performance is vital to overall performance, and can be an influential factor in awarding contracts, RailWorks strives to provide customers higher safety service than they can reasonably provide for themselves. This is accomplished via safety outreach programs, safety inspections, seminars and educational materials for our clients and our employees.

At RailWorks we pride ourselves on maintaining our proven safety record, and our ability to use our knowledge of safety issues to benefit the industries and railroads we serve.

Tracking Progress

New York City Transit Authority (NYCTA) Canarsie Line (NYC) Communications Based Train Control System (CBTC) installation for 13 miles of the Canarsie Line subway in association with Matra Transport International and Union Switch & Signal. Contract: $75 million

Williamsburg Bridge (NYC) Two RailWorks companies completed the Williamsburg Bridge's steel superstructure, transit tracks and electrical system reconstruction, removed more than 2.7 miles of track; upgraded and built signal department central instrument rooms; installed train speed control and signal systems; updated third rail power, communication and fiber optic systems.
Contract: $41 million (combined)

Panama Canal Railway - A Kansas City Southern Industries/Lanco International venture for reconstruction and expansion of track and facilities on a 44-mile stretch of track from Colon to Balboa. Contract: $26 million

NYCTA Flushing Line (NYC) Rehabilitation of the train control signal system for
5.1 miles of the Flushing Line track. Contract: $67 million

Sparrows Point (Baltimore, MD) Four RailWorks companies constructed Sparrows Point Scrap Processing, Inc.'s railroad switching facility, removing or rehabilitating existing track and installing new track with turn-outs and remote controlled switches. Contract: $1 million

Norfolk Southern Bison Yard (Buffalo, NY) Track facility reconstruction with 78,000 track feet and 35 turn-outs on former Norfolk & Western/Conrail rail yard site. Contract: $1.6 million

South Eastern Pennsylvania Transit Authority Three-year supply of crossties. Order value: $1.7 million

Port Everglades (Miami, FL) Supplied and installed the Port Everglades Pier 30 Gantrex crane rail and Panzerbelt cable protection systems. Contract: $1.4 million

Dallas Area Rapid Transit North Central & Northeast Corridors (Dallas, TX) Traction power and overhead electrification installation. Contract: $17.8 million

Powder Basin Mines (Gillette, WY) Track maintenance contract for 13 coalmines.
Contract: $5 million

Nova/Bantrel (Red Deer, Alberta, Canada) Supplied and installed track and turnouts for Nova/Bantrel. Combined Contract: $9.5 million

Acquisition Strategy

Our quest for strategically important acquisitions continues and is designed to expand the RailWorks national network, affording us both geographic and product breadth. We target prospective companies in three principal spheres: suppliers of products for the right-of-way, installers of railroad and rail transit right-of-way systems.

Since our August 1998 Initial Public Offering, we have acquired sixteen companies with a total acquired annual revenue base of more than $355 million. We believe there are many acquisition opportunities of interest among design and engineering firms, installers of traction power, signal and communications systems, and manufacturers and suppliers of electrical equipment, specialty trackwork, crossing panels, cross-ties, as well as other track materials.

We search for well-established companies who are the leaders in their respective region or market segment. We research each prospect carefully to ensure an optimum strategic fit and financial compatibility. Our plans are to become even more selective concerning acquisitions and to target a smaller number of larger companies, but only if they can add value, service and operating leverage to the RailWorks network.

Operations

Under the leadership of the RailWorks senior management team, we have established a common operating platform for all divisions and subsidiaries, entailing the adoption of optimum practices, enabling us to undertake projects and assignments of any scale. This organizational infrastructure is augmented by the implementation of our national hub-and-spoke network, a natural complement of the acquisition strategy outlined in the previous section.

By establishing geographically dispersed anchor companies, newly added subsidiaries are placed under their advisory control and receive vastly improved information concerning contract bids and awards, as well as superior technical and managerial expertise on a regional level. Cumulatively, this increases each operating company's prospective customer base, helping them realize new business opportunities more quickly and giving them the chance to develop more quickly than if they had remained independent.

The result is a national network within which everyone functions at a regional and local level, a network which affords a continent-wide range of resources, but one made more economically viable by the ability to centralize the purchasing and sharing of crews and equipment. Large national customers also benefit from RailWorks increased geographic scope. A large company with rail served facilities throughout a region may have had to deal with 30 to 40 rail system contractors; now they can contact one single source to optimize field operations and minimize administrative costs.

Since RailWorks has centralized and consolidated its administration, we possess a more enhanced cost structure than regional and smaller companies, from which our clients consistently benefit. One such benefit lies in our implementation of a systems plan integrating all the companies with financial and communication systems, including purchasing programs which provide significant savings in buying materials, equipment and insurance. As a result of these and other efficiencies, we believe we can offer our customers very competitive pricing.

Centralized administration also allows the companies in the field to focus on their priorities. Lifting administrative burdens that used to occupy one-third to one-half of their time frees our operational leaders to spend more of their time providing high quality service to clients, providing a responsive product at a competitive cost, and ensuring projects are managed intensively in the field.

As a national provider with greatly increased bonding capacity, centralized through a regional hub-and-spoke system, any combination of our considerable cumulative workforce, consultancy and management services can be mobilized quickly and accurately to respond anywhere, anytime.

2000 Outlook

Rail Transit - The present trends indicate a bias towards upgrading old transit systems, extending relatively new ones (5-25 years) and building light and commuter rail systems. All of these should continue to be in demand for the foreseeable future, since the Federal Government has approved $36 billion worth of funding for the next five years, in addition to $1 billion per year in discretionary funds as well as state and local matches. All of these projects are a perfect fit with RailWorks capabilities.

Industrial Rail Systems - Rail-served industries tend to focus on safety and efficiency, along with risk management and just-in-time (JIT) inventory management systems. In that sense, RailWorks' capabilities may be used as a virtual insurance policy. We plan to leverage our existing relationships with railroads in North America and local plants to obtain contracts and commitments on a multi-plant or national level.

Short-line Railroads - This sphere of RailWorks business will be heavily influenced by the "286 issue," which should cause the release of increased funding to upgrade short-lines to carry heavier Class I stock. Accordingly, in addition to the conventional construction maintenance and repair assignments, RailWorks expects a significant increase in the number of projects associated with the "286 issue".

Class I Railroads - Revenues from the outsourcing of track maintenance and construction work has already increased, thanks to our acquisition of established suppliers of products and services to the Class I railroads. As Class I Railroad executives continue to solicit creative outsourced solutions, we are confident that our unique combination of services will put us in a strong position to capture a significant portion of the right-of-way oriented work that the Class I's ultimately outsource.

Conclusion

There is no question the rail service and supply industry has entered a period of increasingly accelerating growth. Factors such as the greater focus that North American railroads are placing on operating efficiencies and network throughput, plus the enhanced levels of Federal funding for transit projects have created a marketplace for which RailWorks is ideally equipped to take full advantage.

There is a strong demand for a nationally-structured company which can provide railroad operators with low-cost, high-quality infrastructure improvements and maintenance solutions, technologically advanced repair capabilities as well as bundled rail system services and products.

We are that company. Established, integrated, multi-disciplined, perfectly positioned to serve rail system operators on a regional and national basis, as well as to benefit from trends both current and upcoming. In an industry whose evolution never stops rolling, RailWorks has become the single source for all its infrastructure needs.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS:                                                          PAGE
Report of Management                                                                    15
Selected Financial Data                                                                 16
Management's Discussion and Analysis                                                    17 - 22
Quantitative and Qualitative Disclosures about Market Risk                              22
Cautionary Statements                                                                   22
Consolidated Balance Sheets                                                             23, 24
Consolidated Statements of Operations                                                   25
Consolidated Statements of Stockholders' Equity                                         26
Consolidated Statements of Cash Flows                                                   27, 28
Notes to Consolidated Financial Statements                                              29 - 44
Report of Independent Public Accountants                                                45
Audit Committee Report                                                                  45
Market for Common Stock                                                                 46
Executive Officers and Directors                                                        46
Stockholder Information                                                                 47

REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with RailWorks management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

RailWorks maintains an effective internal control structure which consists, in part, of an organization with clearly defined lines of responsibility and delegation of authority, comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization and generally accepted accounting principles. An important element of the control environment is an ongoing internal audit program.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We believe that it is essential for RailWorks to conduct its business affairs in accordance with the highest ethical standards.

Arthur Andersen, LLP, independent public accountants have been retained to audit RailWorks' financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal control structure and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is responsible for recommending to the Board the independent accounting firm retained for the coming year. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with RailWorks management, to review accounting, auditing, internal control structure and financial reporting matters.


/s/                                         /s/
-------------------------------             -----------------------------------
John G. Larkin                              Michael R. Azarela
Chairman                                    Executive Vice President
Chief Executive Officer                     Chief Financial Officer

                                                                   Page 57 of 95
SELECTED FINANCIAL DATA

    In August 1998, we acquired in separate concurrent transactions 14 groups of companies engaged principally in the rail system services and products business, which we refer to as the Founding Companies, and we consummated our initial public offering, which we refer to as the IPO. For accounting and financial statement purposes, Comstock Holdings, Inc. (one of the Founding Companies) was identified as the "accounting acquirer" consistent with the requirements of SAB No. 97 of the SEC. All other acquisitions have been accounted for as purchases in accordance with APB No. 16.


                                                      RAILWORKS                      PREDECESSOR COMPANY
                                                -------------------------     -------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------------
                                                 1999(3)       1998(2)         1997(1)       1996(1)       1995(1)
                                                ---------     ---------       ---------     ---------     ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue ....................................    $ 468,105     $ 212,533       $ 153,610     $ 188,767     $ 181,616
Cost of revenue ............................      369,083       182,817         136,678       169,303       164,777
                                                ---------     ---------       ---------     ---------     ---------
Gross profit ...............................       99,022        29,716          16,932        19,464        16,839
Selling, general and administrative expenses       50,434        19,145          13,520        16,418        16,887
Non-recurring expenses .....................           --        19,965(4)           --            --            --
Transaction fees ...........................           --         1,281(5)           --            --            --
                                                ---------     ---------       ---------     ---------     ---------
Operating income (loss) ....................       48,588       (10,675)          3,412         3,046           (48)
Interest expense ...........................      (20,054)       (2,334)         (1,761)       (2,023)         (871)
Interest and other income ..................        2,615         1,634             975           476         2,115
Income (loss) before income taxes ..........       31,149       (11,375)          2,626           558       (19,822)
Net income (loss) ..........................       20,086       (12,847)          1,428            58       (19,972)
Basic earnings (loss) per share ............         1.44         (1.67)            .48            --            --
Diluted earnings (loss) per share ..........         1.31         (1.67)            .48            --            --


                                                           RAILWORKS                    PREDECESSOR COMPANY
                                                    -----------------------     ------------------------------------
                                                                          AS OF DECEMBER 31,
                                                    ----------------------------------------------------------------
                                                     1999(3)       1998(2)       1997(1)      1996(1)       1995(1)
                                                    ---------     ---------     ---------    ---------     ---------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(6)..........................        $ 119,270     $  67,391     $  26,500    $  19,257     $  31,915
Total assets................................          571,657       228,636        68,352       84,344        86,108
Total debt..................................          294,431        51,504        15,004       24,890        19,241
Stockholders' equity........................          135,881       110,008         1,438       16,990        20,567
----------

(1) The selected historical consolidated financial data as of and for the fiscal years ended December 31, 1995, 1996 and 1997 are derived from the financial statements of Comstock Holdings, Inc., the accounting acquirer, and its predecessor, L.K. Comstock & Company, Inc., for the respective periods.
(2) The selected historical consolidated financial data as of and for the year ended December 31, 1998 are derived from our Consolidated Financial Statements, which are comprised of financial data of:
     - Comstock Holdings, Inc., the accounting acquirer, for the year ended December 31, 1998;
     - the Founding Companies, other than Comstock Holdings, Inc., for the period from August 1, 1998 through December 31, 1998; and
     - the two companies we acquired in November 1998 from each of their respective dates of acquisition through December 31, 1998. We refer to these companies as the 1998 Acquired Companies.
(3) The selected historical consolidated financial data as of and for the year ended December 31, 1999 are derived from our Consolidated Financial Statements, which are comprised of financial data of all companies that we owned as of January 1, 1999 and companies we acquired during 1999 from each of their respective dates of acquisition through December 31, 1999.
(4) Consists of : $14.5 million in restricted common stock granted to certain of our executive officers, $2.9 million related to the settlement of employee benefit obligations of one of the operating companies and corporate relocation costs, $2.2 million in estimated legal and settlement costs in connection with former operations of one of the operating companies and $400,000 in common stock gifts made by certain employees of an operating company to other employees of that operating company.
(5)  Represents offering expenses incurred in connection with the IPO.
(6) Working capital is the sum of cash, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, inventories, deferred tax asset and other current assets, less the sum of current maturities of long-term debt, accounts payable and accrued liabilities, accrued payroll and related withholdings, billings in excess of costs and estimated earnings on uncompleted contracts and other current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto appearing elsewhere herein.

GENERAL

We were formed in March 1998 to become a leading nationwide provider of rail system services, including construction and rehabilitation, repair and maintenance, and related products. We primarily perform services pursuant to contracts for the completion of specific projects, some of which take up to five years to complete. On most projects, we contract directly with rail system operators, while on other projects we act as a subcontractor.

In August 1998, we acquired in separate concurrent transactions 14 Founding Companies engaged principally in the rail system services and products business and we consummated our IPO. In November 1998, we acquired the two 1998 Acquired Companies and, in 1999, we acquired fourteen companies or groups of companies, which we refer to as the 1999 Acquired Companies. Except for the acquisition of Comstock Holdings, Inc., a Founding Company, all of our acquisitions have been accounted for as purchases in accordance with APB No. 16.

For accounting and financial statement purposes, Comstock has been identified as the accounting acquirer consistent with Staff Accounting Bulletin No. 97, or SAB, of the SEC because its owners received the largest portion, 34.6%, of the shares of Common Stock issued to the owners of the Founding Companies at the time of their acquisition. Our historical financial statements prior to August 4, 1998 are those of Comstock.

Our consolidated balance sheet as of December 31, 1999 includes all companies that we acquired through December 31, 1999. Our statement of operations and statement of cash flows for the year ended December 31, 1999 include the results of operations and cash flows of all companies owned as of December 31, 1998 and the results of operations and cash flows of the 1999 Acquired Companies from each of their respective dates of acquisition. Our consolidated balance sheet as of December 31, 1998, includes the Founding Companies and the 1998 Acquired Companies. Our statement of operations and statement of cash flows for the year ended December 31, 1998 include the results of operations and cash flows of Comstock for the entire period, the results of operations and cash flows of the Founding Companies from August 1, 1998 and the results of operations and cash flows of the 1998 Acquired Companies from November 4, 1998. We conducted no operations prior to the consummation of its IPO other than the acquisitions of the Founding Companies and the financing activities related thereto, including the IPO, and had no revenue or operating expenses prior to August 1, 1998. Consequently, we believe that financial comparisons of individual Founding Companies, 1998 Acquired Companies or our financial statements are not meaningful for the 1998 period and any period prior.

The Founding Companies and the Acquired Companies have operated historically under varying tax structures, including both S and C corporations, which have influenced the historical level of owners' compensation. Certain executive officers of each of the Founding Companies and the Acquired Companies have entered into employment agreements with us. The aggregate compensation paid to such executive officers was reduced following the IPO. Following the initial two-year term of these employment agreements entered into at the IPO, we will reevaluate our compensation structure after examining operating results and the value of the services such individuals are providing us.

Prior to their affiliation with us, the Founding Companies and the Acquired Companies were privately owned and managed as separate entities. Operating performance and management compensation depended on regional market conditions and the priorities and strategies of individual owners. For example, under private ownership these companies experienced limitations on project bonding capacity, access to capital and human resources. In addition, many of these companies operated under an S corporation tax structure. In many instances, management and employee compensation was not necessarily directed toward the achievement of growth in profitability. As part of our company, these businesses have access to significantly more resources, including higher bonding capacity, lower input costs through greater purchasing power, access to lower cost capital and cross-selling opportunities.

REVENUE AND COSTS

We recognize revenue from fixed price contracts using the percentage-of-completion method, measured by the percentage of costs incurred to date to management's estimate of total cost for each contract. Changes in job performance, job conditions and estimated profitability may result in revisions to cost and income, which are recognized in the period in which the revisions are determined. Revenue from time-and-material contracts are recognized currently as the work is performed.
                                       17

Contract costs consist principally of wages and benefits of employees, subcontracted services, materials, parts and supplies, depreciation and other vehicle expenses and equipment rental, as well as indirect costs related to contract performance. Contract costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

In the case of product sales, we recognize revenue when products are delivered to customers pursuant to shipping agreements. Cost of goods sold includes raw materials cost and production cost.

RESULTS OF OPERATIONS

Historical -- Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998.

Revenue. Revenue increased $255.6 million, or 120.3%, from $212.5 million for the year ended December 31, 1998 to $468.1 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock alone for the first seven months of the year and all fourteen original Founding Companies for the remaining five months of the year. The 1999 data includes all of the Founding Companies and the 1998 Acquired Companies for the entire year, as well as the fourteen 1999 Acquired Companies from their date of acquisition.

Transit services revenue increased $78.9 million, or 47.5%, from $166.0 million for the year ended December 31, 1998 to $244.9 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock alone for the first seven months of the year, one other Founding Company for the next five months of the year, and one of the 1998 Acquired Companies for the final two months of the year. The 1999 data includes all of the Founding Companies and one of the 1998 Acquired Companies for the entire year, as well as, three 1999 Acquired Companies from their date of acquisition.

Rail products and supplies revenue increased $38.8 million, or 380.4%, from $10.2 million for the year ended December 31, 1998 to $49.0 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of three Founding Companies for the last five months of the year, whereas the 1999 data includes three Founding Companies for the entire year, as well as, five 1999 Acquired Companies from their date of acquisition.

Rail track services revenue increased $137.9 million, or 380.0%, from $36.3 million for the year ended December 31, 1998 to $174.2 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of nine Founding Companies for the last five months of the year and one of the 1998 Acquired Companies for the final two months of the year, whereas the 1999 data includes nine Founding Companies and one of the 1998 Acquired Companies for the entire year, as well as, six 1999 Acquired Companies from their date of acquisition.

Gross Profit. Gross profit increased $69.3 million or 233.3% from $29.7 million for the year ended December 31, 1998 to $99.0 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock alone for the first seven months of the year and all fourteen Founding Companies for the remaining five months of the year. The 1999 data includes all of the Founding Companies and the 1998 Acquired Companies for the entire year, as well as, all of the fourteen 1999 Acquired Companies from their date of acquisition. The gross profit percentage increased from 14.0% for the year ended December 31, 1998 to 21.2% for the year ended December 31, 1999. This increase was the result of higher profitability associated with the mix and type of work performed during 1999 by the consolidated group as compared to mix and type of work performed during 1998.

Transit services gross profit increased $21.1 million or 104.5% from $20.2 million for the year ended December 31, 1998 to $41.3 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock alone for the first seven months of the year, one other Founding Company for the next five months of the year and one of the 1998 Acquired Companies for the final two months in the year. The 1999 data includes all of the Founding Companies and one of the 1998 Acquired Companies for the entire year, as well as, three 1999 Acquired Companies from their date of acquisition. The gross profit percentage increased from 12.2% for the year ended December 31, 1998 to 16.9% for the year ended December 31, 1999. This increase was the result of higher profitability associated with the mix and type of work performed during 1999 by the consolidated group as compared to the mix and type of work performed during 1998.

Rail products and supplies gross profit increased $16.3 million, or 679.2%, from $2.4 million for the year ended December 31, 1998 to $18.7 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of three Founding Companies for the last five months in the year, whereas the 1999 data includes three Founding Companies for the entire year, as well as, five 1999 Acquired Companies from their date of acquisition. The gross profit percentage increased from 23.5% for the year ended December 31, 1998 to 38.1% for the year ended December 31, 1999. This increase was the result of higher profitability associated with the mix and type of work performed during 1999 by the consolidated group as compared to the mix and type of work performed during 1998.

Rail track services gross profit increased $31.9 million, or 449.3%, from $7.1 million for the year ended December 31, 1998 to $39.0 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of nine Founding Companies for the last five months in the year and one of the 1998 Acquired Companies for the final two months of the year, whereas the 1999 data includes nine Founding Companies and one of the 1998 Acquired Companies for the entire year, as well as, six 1999 Acquired Companies from their date of acquisition. The gross profit percentage increased from 19.6% for the year ended December 31, 1998 to 22.4% for the year ended December 31, 1999. This increase was the result of higher profitability associated with the mix and type of work performed during 1999 by the consolidated group as compared to the mix and type of work performed during 1998.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $31.3 million or 163.9%, from $19.1 million for the year ended December 31, 1998 to $50.4 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock alone for the first seven months and all fourteen original Founding Companies for the remaining five months in the year. The 1999 data includes all of the Founding Companies and the 1998 Acquired Companies for the entire year, as well as, all of the fourteen 1999 Acquired Companies from their date of acquisition. As a percentage of revenue, selling, general and administrative expenses increased from 9.0% for the year ended December 31, 1998 to 10.8% for the year ended December 31, 1999. This increase was the result of the 1999 Acquired Companies having higher selling, general and administrative cost structures than the original Founding Companies.

Transit services selling, general and administrative expenses increased $3.8 million or 28.4%, from $13.4 million for the year ended December 31, 1998 to $17.2 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of Comstock only for the first seven months of the year, one other Founding Company for the next five months of the year and one of the 1998 Acquired Companies for the final two months of the year. The 1999 data includes all of the Founding Companies and one of the 1998 Acquired Companies for the entire year. As a percentage of segment revenue, selling, general and administrative expenses decreased from 8.1% for the year ended December 31, 1998 to 7.0% for the year ended December 31, 1999. This percentage decrease was a result of the 1999 Acquired Companies having lower overhead selling, general and administrative cost structures than Comstock.

Rail products and supplies selling, general and administrative expenses increased $7.1 million, or 1,014.3%, from $700,000 for the year ended December 31, 1998 to $7.8 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of three Founding Companies for the last five months in the year, whereas the 1999 data includes three Founding Companies for the entire year, as well as, five 1999 Acquired Companies from their date of acquisition. As a percentage of segment revenue, selling, general and administrative expenses increased from 6.8% for the year ended December 31, 1998 to 16.0% for the year ended December 31, 1999. This percentage increase was a result of the 1999 Acquired Companies having higher overhead selling, general and administrative cost structures than the Founding Companies.

Rail track services selling, general and administrative expenses increased $10.4 million, or 346.7%, from $3.0 million for the year ended December 31, 1998 to $13.4 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 data is that of nine Founding Companies for the last five months in the year and one of the 1998 Acquired Companies for the final two months of the year, whereas the 1999 data includes nine Founding Companies and one of the 1998 Acquired Companies for the entire year, as well as, six 1999 Acquired Companies from their date of acquisition. As a percentage of segment revenue, selling, general and administrative expenses decreased from 8.3% for the year ended December 31, 1998 to 7.7% for the year ended December 31, 1999. This percentage decrease was a result of the 1999 Acquired Companies having lower overhead, selling, general and administrative cost structures than the Founding Companies.

Corporate selling, general and administrative expenses increased $10.0 million, or 500.0%, from $2.0 million for the year ended December 31, 1998 to $12.0 million for the year ended December 31, 1999. The increase was due to the fact that the 1998 expense is that of an overhead structure to support fourteen Founding Companies for five months. The 1999 expense is that of an overhead structure to support the Founding Companies, as well as, the 1999 Acquired Companies for the entire year. As a percentage of total revenue, selling, general and administrative expenses increased from 1.0% for the year ended December 31, 1998 to 2.6% for the year ended December 31, 1999. The increase in percentage is due to the larger corporate overhead structure required to support thirty operating entities and a full year of corporate operations.

Net Income. Net income increased $32.9 million, from a loss of $12.8 million for the year ended December 31, 1998 to a profit of $20.1 million for the year ended December 31, 1999, as a result of the items mentioned above. In addition, included in 1998 were non-recurring expenses of $20.0 million and transaction fees of $1.3 million relating to the IPO.

Historical -- Year Ended December 31, 1998

Revenue was $212.5 million for the year ended December 31, 1998. Cost of revenue was $182.8 million. Gross profit for the year ended December 31, 1998 was $29.7 million. Selling, general and administrative expenses were $38.3 million, including non-recurring expenses of $20.0 million and transaction fees of $1.3 million recorded during the third quarter related to the IPO. The $20.0 million of non-recurring expenses consists of a non-cash compensation charge of $14.9 million for stock grants issued to management resulting from the consummation of the IPO, $2.9 million related to the settlement of certain employee benefit obligations and relocation expenses and $2.2 million for estimated legal and settlement costs in connection with certain claims and litigation associated with our former west coast operations. Included in other income in the fourth quarter was a gain of $861,000 on the disposition of our Longview, Washington industrial electrical contracting division. This divestiture was in conjunction with Comstock's change in strategic focus to rail-based transit projects. The net loss for the year ended December 31, 1998 was $12.8 million.

Pro Forma Founding Companies -- Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

The table below provides the pro forma results of operations of the Founding Companies as if the Founding Companies had been acquired on January 1, 1997. The data only includes the results of operations of the 1998 Acquired Companies from November 4, 1998 to December 31, 1998. The 1999 Acquired Companies are not included in the data presented below. The presentation includes pro forma results of the Founding Companies and the 1998 Acquired Companies on a combined basis.

The pro forma results of operations for the periods presented may not be comparable to, and may not be indicative of, our actual results of operations because (1) the Founding Companies and the 1998 Acquired Companies were not under common control or management during the periods presented and (2) the pro forma data do not reflect all of the potential benefits and cost savings we expect to realize as a result of operating as a combined entity.

The following table sets forth selected pro forma financial data for the periods indicated.


                                                                              UNAUDITED PRO FORMA
                                                                             RESULTS OF OPERATIONS
                                                                 ------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------
                                                                        1997                   1998
                                                                 -------------------   --------------------
                                                                           (dollars in thousands)
Revenue...................................................       $ 256,508     100.0%  $ 269,498      100.0%
Cost of revenue...........................................         219,400      85.5     227,052       84.2
                                                                 ---------             ---------
Gross profit..............................................          37,108      14.5      42,446       15.8
Selling, general and administrative expenses..............          20,848       8.1      19,317        7.2
Depreciation and amortization.............................           5,038       2.0       5,389        2.0
                                                                 ---------             ---------
Operating income..........................................          11,222       4.4      17,740        6.6
Interest and other income (expenses), net.................          (1,063)     (0.4)       (833)      (0.3)
                                                                 ---------             ---------
Income before income taxes................................          10,159       4.0      16,907        6.3
Net income................................................           5,438       2.1       8,812        3.3

Revenue. Revenue increased $13.0 million, or 5.1%, from $256.5 million for the year ended December 31, 1997 to $269.5 million for the year ended December 31, 1998. The increase was primarily due to growth of our transit services segment, which grew at 7.1% and represented $11.0 million in additional revenue.

Gross Profit. Gross profit increased $5.3 million, or 14.4%, from $37.1 million for the year ended December 31, 1997 to $42.4 million for the year ended December 31, 1998. As a percentage of revenue, gross profit increased to 15.8% for the year ended December 31, 1998 from 14.5% for the year ended December 31, 1997. The increase in gross profit was due to the higher revenue base and improved revenue mix as a result of higher margin contracts.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.5 million, or 7.3%, from $20.8 million for the year ended December 31, 1997 to $19.3 million for the year ended December 31, 1998. As a percentage of revenue, selling, general and administrative expenses decreased from 8.1% for the year ended December 31, 1997 to 7.2% for the year ended December 31, 1998. The decrease in selling, general and administrative expenses was the result of decreased salaries and wages during 1998.

Net Income. Net income increased to $8.8 million for the year ended December 31, 1998 from $5.4 million for the year ended December 31, 1997, an increase of $3.4 million, or 62.0%. As a percentage of revenue, net income increased to 3.3% for the year ended December 31, 1998 from 2.1% for the year ended December 31, 1997. The increase was the result of the increase in revenue and profitability discussed above.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Founding Companies and the Acquired Companies have in the past experienced quarterly variations in revenue, operating income (including operating losses), net income (including net losses) and cash flows (including operating cash flow deficits) as a result of various factors, including projects commenced and completed during a quarter, the number of business days in a quarter and the size and scope of projects. A variation in the number of projects, progress on projects or the timing of the initiation or completion of projects can cause periods in which certain operating resources are not generating revenue and can cause significant variations in operating results between reporting periods. Negative fluctuations have been particularly pronounced, and net losses have been incurred, in the first and fourth calendar quarters, generally due to adverse weather conditions. We expect to continue to experience such quarterly fluctuations in operating results, including possible net losses.

Liquidity and Capital Resources

On August 4, 1998, we completed our IPO of 5.0 million shares of its Common Stock at a price of $12.00 per share. The proceeds from the IPO were approximately $52.5 million, net of underwriting discounts and other offering expenses, of which approximately $51.1 million was used for the cash portion of our acquisitions of the Founding Companies and approximately $1.4 million was used for the repayment of debt.

At December 31, 1999, we had working capital of approximately $119.3 million. Net cash used in operating activities for the year ended December 31, 1999, was approximately $31.4 million. Net cash used in investing activities for the year ended December 31, 1999 was approximately $142.5 million which consisted of $121.1 million of cash for acquisitions and $15.8 million for purchase of equipment and leasehold improvements. Net cash provided by financing activities for the year ended December 31, 1999 was approximately $175.5 million, which included borrowings of approximately $59.4 million and the issuance of senior subordinated notes of approximately $173.9 million, offset by debt repayment of approximately $48.9 million.

Capital expenditures were $15.8 million, $1.3 million and $448,000 in fiscal 1999, 1998 and 1997, respectively. Historically, capital expenditures have been, and future expenditures are anticipated to be, primarily to support expansion of our operations, including our management information systems. Our capital expenditures over the next several years, as a percentage of its revenues, are expected to decrease compared to those of the past three fiscal years.

We anticipate capital expenditures of approximately $15.0 million for equipment and leasehold improvements in 2000. This investment, which we expect to finance primarily with working capital and vendor financing, relates to the anticipated facility consolidations of the operating companies, the installation of a comprehensive financial reporting computer system and the purchase of supplemental machinery and equipment needed to meet operational demands. There are no other significant commitments for future capital expenditures, although it is likely that cash outflows for business acquisitions and equipment leases will continue.

Cash for acquisitions and working capital are financed by funds generated from operations, together with borrowings under our credit facilities with Bank of America, N.A. We have in place a $105 million senior revolving credit facility which matures in August, 2002, however we may request a one year extension of the revolving credit facility. We also have a $30 million senior term credit facility that matures in November, 2004. The credit facilities are secured by a first lien on all of the capital stock of our subsidiaries and on all of our accounts receivable of our domestic subsidiaries. The credit facilities contain a negative pledge on all of our domestic subsidiaries' assets as well as other usual and customary covenants and events of default for transactions of the type contemplated by the credit facilities. Borrowings under the credit facilities bear interest, at our option, at an interest rate equal to (1) LIBOR plus the applicable margin for LIBOR loans, which ranges from 125 basis points to 250 basis points based on the ratio of Funded Debt to EBITDA (as such terms are defined in the credit facility) or (2) the Alternate Base Rate (defined as the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 50 basis points) plus up to 125 basis points based on the ratio of Funded Debt to EBITDA. We may also finance future acquisitions with shares of common stock and other contingent consideration.

In connection with certain acquisitions, we have agreed, and in the future may agree, to pay additional consideration based on operating results of the acquired entity. The payment of any such contingent consideration could result in an increase in the purchase prices of such acquisitions and, as a result, additional goodwill. Additional consideration recorded as goodwill at December 31, 1999 relating to 1999 operating performance amounted to approximately $10,482,000. Such amounts are to be paid by March 31, 2000.

We believe that funds generated from operations, together with existing cash and borrowings under our revolving credit facility, will be sufficient to finance our current operations, planned capital expenditures, potential acquisitions and internal growth. If we were to make a significant acquisition for cash, it may be necessary to obtain additional debt or equity financing. There can be no assurance that we will be able to obtain any such financing on terms satisfactory to us, if at all.

INFLATION

We do not believe that inflation has had a material effect on our results of operations in recent years. However, there can be no assurance that our business will not be affected by inflation in the future.

YEAR 2000

We have not experienced any disruptions to our business or any other problems as a result of Year 2000 issues. We developed and implemented a plan that addressed three main areas: information systems, embedded chips and supply chain readiness (including customers as well as inventory and non-inventory suppliers). To oversee the process, we established a committee comprised of accounting and information systems personnel who reported regularly to the board of directors and the audit committee.

We believe that, by identifying potential deficiencies related to Year 2000 in our information systems and other equipment with date sensitive operating controls, by identifying and contacting suppliers and customers to determine the state of their Year 2000 readiness, and by addressing them through upgrades and other remediation, we have successfully avoided material Year 2000 problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated principally with changes in interest rates. Interest rate exposure has been principally limited to the $77.2 million of long-term debt under our revolving credit facility and term loan agreement outstanding at December 31, 1999. All of that debt is priced at interest rates that float with the market. A 50 basis point movement in the interest rate on our floating rate debt would have resulted in an approximately $386,000 annualized increase or decrease in interest expense and cash flows. We will from time to time enter into interest rate swaps on our debt, when we believe there is a clear financial advantage for doing so. We do not use derivative financial or commodity instruments for trading purposes and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of such derivative instruments is limited to interest rate swaps on our outstanding long-term debt. Our exposure related to such derivative instruments is, in the aggregate, not material to our financial position, results of operations and cash flows. There were no swap agreements in effect as of December 31, 1999.

CAUTIONARY STATEMENTS

This annual report to our stockholders contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. You can find discussions containing forward-looking statements in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as elsewhere herein. We use the words "believes," "anticipates," "expects", "estimates," "plans," "intends" and similar expressions so as to identify forward-looking statements. All forward-looking statements involve substantial risks and uncertainties. There may be events in the future that we are not accurately able to predict, or over which we have no control. Some factors that may cause actual results to differ from projected results are:

       - the absence of a combined operating history of our operating companies and difficulties in integrating their operations;
       - unanticipated difficulties or delays in implementing our acquisition program;
       -  cyclicality in the demand for rail systems services and products;
       - availability of capital, including our ability to service or refinance indebtedness;
       -  the unanticipated decrease in public sector contracts and funding;
       -  changes in our relationships with major customers;
       -  effects of changes in general economic conditions;
       -  actions by competitors;
       -  ability to retain qualified personnel;
       - the resolution of former West Coast operations' contract claims or litigation uncertainties.

Forward-looking statements include, without limitation, our expectations and estimates as to development of our services and products and expansion of our customer base, future financial performance, including growth in revenues and earnings and the effect on new acquisitions on our financial position and results of operations, cash flows from operations, acquisitions, capital expenditures, the availability of funds from credit facilities and the sale of securities. Consequently, you should regard forward-looking statements only as our current plans, estimates and beliefs. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Additional information concerning the risk and uncertainties listed above, and other factors that you may wish to consider, are contained in our filings with the Securities and Exchange Commission, including our Annual Report of Form 10-K. Copies of these filings are available from us free of charge.

RAILWORKS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998 (in thousands, except share and per share data)

      ASSETS                                                                            1999          1998
                                                                                      --------      ---------
Current Assets:
  Cash and cash equivalents ....................................................      $  4,617      $   2,846

  Accounts receivable, net of allowance for doubtful accounts of $1,990 and $442       153,084         77,181

  Costs and estimated earnings in excess of billings on uncompleted contracts ..        56,295         24,792

  Inventories:
      Raw materials ............................................................        19,197          7,535

      Finished goods ...........................................................         4,562          1,550

  Deferred tax asset ...........................................................         2,426            870

  Other current assets .........................................................        11,535          3,401
                                                                                      --------      ---------

         Total current assets ..................................................       251,716        118,175
                                                                                      --------      ---------

PROPERTY, PLANT AND EQUIPMENT, NET .............................................        73,897         13,392
                                                                                      --------      ---------

OTHER ASSETS:
    Excess of cost over net assets acquired, net of amortization ...............       223,886         93,845

    Loans to officers ..........................................................         6,735            959

    Assets held for sale .......................................................         5,573             --

    Other ......................................................................         9,850          2,265
                                                                                      --------      ---------

         Total other assets ....................................................       246,044         97,069
                                                                                      --------      ---------

                                  TOTAL ........................................      $571,657      $ 228,636
                                                                                      ========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:

  Current maturities of long-term debt .........................................      $ 19,740      $     931

  Accounts payable and accrued liabilities .....................................        79,662         35,436

  Accrued payroll and related withholdings .....................................         3,626          3,777

  Billings in excess of costs and estimated earnings on uncompleted
      contracts.................................................................        20,070          5,958

  Other current liabilities ....................................................         9,348          4,682
                                                                                      --------      ---------

         Total current liabilities .............................................       132,446         50,784
                                                                                      --------      ---------

  Long-term debt ...............................................................       274,691         50,573

  Deferred tax liability .......................................................         8,071             --

  Excess of acquired net assets over cost, net of amortization .................         8,434          8,662

  Other liabilities ............................................................        12,134          8,609
                                                                                      --------      ---------

         Total long-term liabilities ...........................................       303,330         67,844
                                                                                      --------      ---------

              Total liabilities ................................................       435,776        118,628
                                                                                      --------      ---------

Stockholders' Equity:
  Series A, convertible preferred stock, $1.00 par value, authorized
    10,000,000 shares, 13,700 shares issued and outstanding ....................            14             14

  Common stock, $0.01 par value, authorized 100,000,000 shares,
    14,255,705 shares issued and outstanding at December 31, 1999,
    13,703,530 issued and outstanding at December 31, 1998 .....................           142            137

  Additional paid-in capital ...................................................       126,903        121,296

  Accumulated other comprehensive income .......................................           175             --

  Retained earnings (deficit) ..................................................         8,647        (11,439)
                                                                                      --------      ---------
         Total stockholders' equity ............................................       135,881        110,008
                                                                                      --------      ---------

                                  TOTAL ........................................      $571,657      $ 228,636
                                                                                      ========      =========


                 See Notes to Consolidated Financial Statements.

RAILWORKS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 1999, 1998 and 1997
(in thousands, except share and per share data)


                                                         1999               1998              1997
                                                     ------------       ------------       ------------
Revenue .......................................      $    468,105       $    212,533       $    153,610

Cost of revenue ...............................           369,083            182,817            136,678
                                                     ------------       ------------       ------------

Gross profit ..................................            99,022             29,716             16,932

Selling, general and administrative expenses ..            50,434             19,145             13,520

Non-recurring expenses ........................                --             19,965                 --

Transaction fees ..............................                --              1,281                 --
                                                     ------------       ------------       ------------

Operating income (loss) .......................            48,588            (10,675)             3,412
                                                     ------------       ------------       ------------

Other income(expense):

  Interest expense ............................           (20,054)            (2,334)            (1,761)

  Interest and other income ...................             2,615              1,634                975
                                                     ------------       ------------       ------------

     Other expense, net .......................           (17,439)              (700)              (786)
                                                     ------------       ------------       ------------

Income(loss) before income taxes ..............            31,149            (11,375)             2,626

Provision for income taxes ....................            11,063              1,472              1,198
                                                     ------------       ------------       ------------

Net income(loss) ..............................      $     20,086       $    (12,847)      $      1,428
                                                     ============       ============       ============

Basic earnings(loss) per share ................      $       1.44       $      (1.67)      $        .48
                                                     ============       ============       ============

Diluted earnings(loss) per share ..............      $       1.31       $      (1.67)      $        .48
                                                     ============       ============       ============

Weighted average shares used in computing basic
   earnings(loss) per share ...................        13,948,163          7,694,267          2,959,291
                                                     ============       ============       ============

Weighted average shares used in computing
   diluted earnings(loss) per share ...........        15,326,422          7,694,267          2,959,291
                                                     ============       ============       ============


                 See Notes to Consolidated Financial Statements.

RAILWORKS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1999, 1998 and 1997
(in thousands)

                                                                                          ACCUMULATED
                                                                             ADDITIONAL      OTHER     RETAINED
                                             COMMON STOCK    PREFERRED STOCK  PAID-IN    COMPREHENSIVE  EARNINGS   COMPREHENSIVE
                                           SHARES    AMOUNT  SHARES  AMOUNT   CAPITAL        INCOME    (DEFICIT)      INCOME
                                           -------  -------  ------- ------- ----------  ------------- ----------  -------------
BALANCE, JANUARY 1, 1997 .................      --  $    --       -- $    -- $       --  $          -- $       --  $          --

  Capital contribution ...................     111        1       --      --          9             --         --             --

  Recapitalization .......................   2,849       29       --      --         (9)            --        (20)            --

  Net income .............................      --       --       --      --         --             --      1,428             --
                                           -------  -------  ------- ------- ----------  ------------- ----------  -------------

BALANCE, DECEMBER 31, 1997 ...............   2,960       30       --      --         --             --      1,408             --

  Issuance of common stock ...............   5,908       59       --      --     54,023             --         --             --

  Non-cash compensation charge ...........   1,206       12       --      --     14,861             --         --             --

  Initial public offering, net of
    underwriting discount and offering
    expenses .............................   5,000       50       --      --     52,412             --         --             --

  Issuance of preferred stock ............  (1,370)     (14)      14      14         --             --         --             --

  Net loss ...............................      --       --       --      --         --             --    (12,847)            --
                                           -------  -------  ------- ------- ----------  ------------- ----------  -------------

BALANCE, DECEMBER 31, 1998 ...............  13,704      137       14      14    121,296             --    (11,439)            --

  Issuance of common stock for
    acquisitions .........................     552        5       --      --      5,695             --         --             --


  Stock option compensation ..............      --       --       --      --         37             --         --             --

  Stock issuance costs ...................      --       --       --      --       (125)            --         --             --

  Foreign currency translation adjustment       --       --       --      --         --            175         --            175

  Net income .............................      --       --       --      --         --             --     20,086         20,086
                                           -------  -------  ------- ------- ----------  ------------- ----------  -------------

BALANCE, DECEMBER 31, 1999 ...............  14,256  $   142       14 $    14 $  126,903  $         175 $    8,647  $      20,261
                                           =======  =======  ======= ======= ==========  ============= ==========  =============


                 See Notes to Consolidated Financial Statements.

RAILWORKS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1999, 1998 and 1997
(in thousands, except share data)


                                                                                          1999          1998          1997
                                                                                       ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) ..................................................................   $   20,086    $  (12,847)   $    1,428

Adjustments to reconcile net income (loss) to net cash used in operating activities:

    Depreciation and amortization ..................................................       12,808         2,105          (213)

    Non-cash compensation charge ...................................................           --        14,873            --

    Deferred taxes .................................................................           --            65           664

    Bond discount amortization .....................................................           13            --            --

    Gain on sale of division .......................................................           --          (861)           --

    Gain on sale of equipment ......................................................          (33)           (3)         (194)

    Change in operating assets and liabilities:

       Accounts receivable and costs and estimated earnings in excess of billings on
          uncompleted contracts ....................................................      (32,002)      (15,236)       (8,176)

       Inventory ...................................................................          465          (274)          296

       Other current assets ........................................................        1,846        (1,066)         (271)

       Accounts payable and accrued liabilities ....................................      (15,681)        2,726        (1,159)

       Accrued payroll and related withholdings ....................................       (2,293)       (1,269)          549

       Billings in excess of costs and estimated earnings on
          uncompleted contracts ....................................................       (1,504)       (4,458)        3,320

       Other current liabilities ...................................................       (3,501)       (1,252)          909

       Other assets ................................................................        1,316        (1,145)          (18)

       Other liabilities ...........................................................      (12,930)        4,713          (336)
                                                                                       ----------    ----------    ----------

                 Net cash used in operating activities .............................      (31,410)      (13,929)       (3,201)
                                                                                       ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Proceeds from sale of equipment ................................................        2,359            32           194

    Purchase of equipment and leasehold improvements ...............................      (15,803)       (1,280)         (448)

    Loans to officers ..............................................................       (5,776)         (959)           --

    Acquisition of subsidiaries, net of cash acquired ..............................     (121,152)      (52,535)           --

    Proceeds from sale of division .................................................           --         1,000            --

    Contingent earnout payments ....................................................       (2,083)       (1,600)           --
                                                                                       ----------    ----------    ----------

                 Net cash used in investing activities .............................     (142,455)      (55,342)         (254)
                                                                                       ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Net repayments on revolving line of credit .....................................       (2,098)           --            --

    Debt issuance costs ............................................................       (5,636)           --            --

    Payment of loan origination fees ...............................................       (1,232)       (1,615)           --

    Proceeds from long-term borrowing ..............................................       59,388        61,325        16,937

    Proceeds from issuance of senior subordinated notes ............................      173,938            --            --

    Repayment of long-term borrowing ...............................................      (48,899)      (41,175)      (26,823)

    Proceeds from issuance of common stock, net ....................................           --        52,462            --

    Proceeds from contingent promissory notes ......................................           --            --        14,608

    Repayment of contingent promissory notes .......................................           --            --          (157)

    Proceeds from note payable .....................................................           --            --         4,000

    Repayments of note payable .....................................................           --            --        (4,000)
                                                                                       ----------    ----------    ----------

                Net cash provided by financing activities ..........................      175,461        70,997         4,565
                                                                                       ----------    ----------    ----------

EXCHANGE RATE EFFECT ON CASH AND CASH EQUIVALENTS ..................................          175            --            --

NET INCREASE IN CASH AND CASH EQUIVALENTS ..........................................        1,596         1,726         1,110

CASH AND CASH EQUIVALENTS, beginning of year .......................................        2,846         1,120            10
                                                                                       ----------    ----------    ----------

CASH AND CASH EQUIVALENTS, end of year..............................................   $    4,617    $    2,846    $    1,120
                                                                                       ==========    ==========    ==========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:

    Cash paid during the year for interest..........................................   $   16,723    $    2,107    $    1,478
                                                                                       ==========    ==========    ==========

    Cash paid during the year for income taxes......................................   $    6,353    $      392    $      188
                                                                                       ==========    ==========    ==========


         NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES: During 1998, the Company issued 8,867,648 shares of common stock in exchange for 100% of the outstanding common stock of the Founding Companies.

         During 1999, the Company issued 493,842 shares of common stock as partial consideration in exchange for 100% of the outstanding stock in the FCM Rail, Ltd, W.T. Byler, Inc. and McCord Treated Wood, Inc., acquisitions. The Company also issued 58,334 shares of common stock in exchange for all present and future contingent consideration to the former shareholders of Armcore. Subsequent to December 31, 1999, the Company issued 99,379 shares of common stock as partial consideration in exchange for 100% of the outstanding stock in the Twigg Corporation acquisition, which was completed in December, 1999.

         During 1999, the Company issued an aggregate amount of $18,130,000 in promissory notes and deferred payments as partial consideration for various 1999 acquisitions closed during the year.


                 See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    RailWorks Corporation, a Delaware corporation, ("RailWorks" or the "Company"), was formed in March 1998 to acquire, integrate and facilitate the growth of similar and complementary companies in the rail system services and products industry.

    On July 29, 1998, RailWorks announced the initial public offering ("IPO") of 5,000,000 shares of its common stock at a price of $12.00 per share. The initial public offering was consummated on August 4, 1998. The capital raised by this offering was $55,800,000 net of underwriting discounts.

    Concurrent with the consummation of the IPO, the Company acquired 14 groups of companies (the "Founding Companies") in the rail system services and related products industry. The aggregate consideration paid by the Company to acquire these companies was approximately $51,100,000 in cash and 8,867,648 shares of RailWorks common stock.

    For accounting and financial statement purposes, Comstock Holdings, Inc. (one of the Founding Companies) ("Comstock" or the "Accounting Acquirer") has been identified as the accounting acquirer consistent with Staff Accounting Bulletin ("SAB") No. 97 of the Securities and Exchange Commission. The acquisitions of the remaining Founding Companies were accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the fair values at the date of acquisition. The acquisitions of the Founding Companies resulted in the recording of goodwill of approximately $94,817,000, which is being amortized over 40 years.

    Comstock was incorporated on November 20, 1996 as a Delaware corporation for the purpose of acquiring L.K. Comstock & Company, Inc. (the "Predecessor Company"). Comstock had no operations from incorporation through January 1, 1997.

    Effective January 1, 1997, Comstock purchased the stock of the Predecessor Company. The financial statements have been prepared by Comstock management and present the financial position and results of operations of Comstock as of and for the year ended December 31, 1997.

    The Predecessor Company was acquired by Comstock through various agreements (the "Agreements") entered into with Comstock Group, Inc. ("Group", the Predecessor Company's former parent), Spie Group Inc. ("Spie", the parent of Group), Spie Enertrans SA ("Enertrans", the former parent of Spie) and Schneider Electric Holdings Inc. ("Schneider", parent of Spie). The Agreements principally called for: (1) the sale of the common stock of the Predecessor Company to Comstock (the "Sale"), (2) the issuance of various contingent promissory notes by Comstock to Enertrans and Group in exchange for approximately $18,903,000,
(3) the transfer of various intangible assets of Spie to Comstock, (4) the provision for various income tax elections and indemnifications, and (5) certain other indemnifications and cooperative understandings. The effects of the Agreements have been accounted for as a purchase in the accompanying financial statements as of and for the year ended December 31, 1997. In connection with the IPO of RailWorks, Group agreed to accept a one-time payment of $1,600,000 to satisfy all potential contingent payments owed in connection with the Agreements. Such payment was made by RailWorks on September 8, 1998.

    As part of the Agreements, certain intangible assets (recorded at no value) were assigned to Comstock. In addition, Comstock issued a promissory note (the "Contingent Promissory Note"), collateralized by certain investments related to customer contracts involving claims and an investment in a joint venture (the "Investments"). The remaining balance of the Contingent Promissory Note of $8,240,000 and $12,240,000 at December 31, 1999 and 1998 is payable only from amounts collected by Comstock relating to the Investments until April 3, 2007, at which time the note is cancelled. As such, Enertrans and any successor to it or creditor may not look to any other Comstock assets to satisfy this indebtedness. Accordingly, management believes a right of offset exists for financial reporting purposes and the Investments and the Contingent Promissory Note have been offset in the accompanying balance sheets at December 31, 1999 and 1998 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

    In connection with the Sale, $5,095,000 of cash from the Predecessor Company was used by Comstock to fund its acquisition of the Predecessor Company. Accordingly, and as a result of the purchase price adjustments, the fair value of the net assets acquired exceeds the purchase price funded solely by Comstock. In accordance with Accounting Principles Board Opinion No. 16 "Business Combinations", the excess of the cost of net assets acquired first reduced the non current assets to zero with the remainder allocated to "Excess of Acquired Net Assets Over Cost", (negative goodwill) which amount is being amortized over 40 years.

2. NATURE OF BUSINESS

    RailWorks was formed to become a leading nationwide provider of rail system services, including construction and rehabilitation, repair and maintenance, and related products. The Company provides contracting services and rail related products to a broad range of customers including Class I railroads, transit authorities and commuter railroads, municipalities, industrial companies and commercial enterprises. RailWorks operates principally in the United States.

    During 1998, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). In accordance with SFAS No. 131, the Company has three reportable segments: (1) transit services, (2) rail track services and (3) rail products and supplies. The transit services segment provides transit construction and rehabilitation services, as well as installation of signaling, communications and electrical systems. The rail track services segment provides design, engineering, construction, rehabilitation and repair and maintenance of track systems. The rail products and supplies segment provides a broad range of rail related products, including treated wood ties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. RailWorks evaluates performance based on profit or loss from operations before income taxes, interest income and expense, and non-recurring gains and losses.

3. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions have been eliminated.

    The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, utilizing current market prices and arms length terms and conditions.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company recognizes revenues from fixed-fee contracts using the percentage-of-completion method, measured by the percentage of cost incurred to date to management's estimate of total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on the contracts. Changes in job performance, job conditions and estimated profitability may result in revisions to cost and income, which are recognized in the period in which the revisions are determined. Revenues from time-and-material contracts are recognized currently as the work is performed.

    Contract costs include all direct material, labor and equipment costs and those indirect costs related to contract performance and are charged to cost of revenues as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

    The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

    With regard to the rail products and supply segment, the Company recognizes revenue when products are delivered to customers pursuant to shipping agreements. Cost of goods sold includes the raw materials cost, labor and overhead costs of producing the product.

    In accordance with industry practice, the Company classifies as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year and, accordingly, collection or payment of amounts related to these contracts may extend beyond one year.

CASH AND CASH EQUIVALENTS

    The Company considers cash and cash equivalents to include cash on hand and temporary cash investments purchased with an original maturity of three months or less.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Inventory consists of stored materials and parts to be used in long-term construction contracts and raw materials and finished goods produced by the rail products segment companies.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Included in machinery and equipment are specialty construction tools and other equipment which, although purchased in connection with a particular contract, is expected to be used in future contracts. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

    Building and improvements...................     15 - 30 years
    Machinery and equipment.....................      3 - 10 years
    Office furniture and equipment..............      5 -  7 years
    Transportation equipment....................      5 -  7 years

    Leasehold improvements are capitalized and amortized over the shorter of the estimated useful lives of the assets or the terms of the related leases.

    Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

    Assets Held for Sale consists of non-strategic machinery and equipment purchased as part of the 1999 acquisitions. This machinery has been segregated as of December 31, 1999 for sale in an auction which is anticipated to occur in the second quarter of 2000. The assets are valued based on appraisals and estimates of liquidation value.

INCOME TAXES

    The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are received or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share". This statement supersedes APB Opinion No. 15, "Earnings per Share" and simplifies the computation of earnings per share ("EPS"). Primary EPS is replaced with a presentation of basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Fully diluted EPS is replaced with diluted EPS. Diluted EPS reflects the potential dilution if certain securities are converted and also includes certain shares that are contingently issuable. The following is the computation of earnings per share (in thousands, except per share data):

                                                           1999        1998        1997
                                                        ---------   ---------    -------
   Net income (loss)                                    $  20,086   $ (12,847)   $ 1,428
                                                        =========   =========    =======

   Shares used for determining basic EPS                   13,948       7,694      2,960

   Dilutive effect of:

     Stock options                                              8           *         --

     Convertible preferred shares                           1,370           *         --
                                                        ---------   ---------    -------

   Shares used for determining diluted EPS                 15,326       7,694      2,960
                                                        =========   =========    =======

   Basic EPS                                            $    1.44   $   (1.67)   $   .48
                                                        =========   =========    =======

   Diluted EPS                                          $    1.31   $   (1.67)   $   .48
                                                        =========   =========    =======

* Outstanding stock options and convertible preferred shares would be antidilutive in 1998 and therefore were excluded.

    No stock options or convertible preferred shares were outstanding in 1997.

INTANGIBLE ASSETS

    Intangible assets consist primarily of excess purchase price over net assets acquired (goodwill), which is being amortized over its estimated useful life of 40 years. In conformance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company's management regularly evaluates whether events and circumstances indicate that the remaining balance of intangibles or other long-lived assets may not be recoverable.

    The Excess of Acquired Net Assets Over Cost (negative goodwill) was generated from the acquisition of the Predecessor Company. The amortization period of the negative goodwill is 40 years. During 1998, the negative goodwill was reduced by the additional $1,600,000 purchase price paid to Group.

    Amortization expense, including negative amortization of $228,000, $252,000 and $269,000 in 1999, 1998 and 1997, for the years ended December 31, 1999, 1998, and 1997 amounted to $4,652,000, $965,000 and $(269,000), respectively.

4. ACQUISITIONS

    On November 4, 1998, the Company acquired substantially all of the net assets of Sheldon Electric, Inc. ("Sheldon"). Also, on November 4, 1998, the Company acquired the stock of Armcore Railroad Contractors, Inc. ("Armcore"), an Indiana corporation located in Frankfurt, Indiana. The aggregate price paid for these acquisitions was approximately $3,100,000 in cash. The acquisitions of Sheldon and Armcore were accounted for using the purchase method of accounting. The estimated goodwill associated with these acquisitions aggregated approximately $2,449,000. Subsequent to the initial recording of goodwill, an additional $3,023,000 of goodwill has been recorded through December 31, 1999 relating to the acquisition of Sheldon. Such adjustment reflects the resolution of the uncertainties related to the fair value of contracts acquired. During 1999, the Company issued 58,334 shares of common stock and recorded an additional $700,000 in goodwill related to the settlement of any further contingent purchase price payments to the former shareholders of Armcore.

    On January 7, 1999, the Company acquired all of the outstanding stock of MidWest Railroad Construction & Maintenance Corporation of Wyoming ("MidWest") which specializes in construction, repair and maintenance of railroad tracks in various western states. On January 26, 1999, the Company acquired all of the outstanding stock of Gantrex Group ("Gantrex") which manufactures and supplies crane rail fastening systems including pad manufacturing, extrusion and continuous vulcanizing capabilities. On January 29, 1999, the Company acquired all of the outstanding stock of FCM Rail, Ltd. ("FCM") which provides customized leasing services to users of on-track rail equipment. On March 15, 1999, the Company acquired all of the outstanding stock of F&V Metro Contracting Corp. and Affiliates ("F&V") which performs electrical and mechanical installations for transit and transportation agencies in the metropolitan New York City area. The combined purchase price for these first quarter 1999 acquisitions was $33,649,000 in cash, $8,545,000 of promissory notes payable and deferred payments, and 100,000 shares of RailWorks Common Stock at an aggregate value of $1,000,000, plus the potential to receive earn-outs if targeted revenue and profit goals are achieved over the next five years. The fair market value of assets purchased was $10,887,000 and the preliminary goodwill recorded was approximately $32,307,000. Subsequent to the initial recording of goodwill, an additional $9,056,000 of goodwill has been recorded through December 31, 1999 relating to these first quarter 1999 acquisitions. Such adjustments reflect the resolution of the uncertainties related to the fair value of contracts acquired and the appraisal of fixed assets acquired. On December 31, 1999, the Company recorded an additional $6,123,000 in goodwill related to the settlement of 1999 contingent purchase price payments for these first quarter acquisitions.

     On April 12, 1999, the Company acquired all of the outstanding stock of McCord Treated Wood, Inc. and Birmingham Wood, Inc. ("McCord") which supply creosote treated wooden cross ties throughout the Southeastern United States. On April 30, 1999, the Company acquired all of the outstanding stock of M-Track Enterprises, Inc. ("M-Track") which specializes in rail transit construction, repair and maintenance of track in the metropolitan New York City area. On May 18, 1999, the Company acquired all of the outstanding stock of Pacific Northern Rail Contractors, Inc. ("PNR") which specializes in construction, repair and maintenance of railroad tracks throughout Canada. On June 3, 1999, the Company acquired all the outstanding stock of Neosho, Incorporated ("Neosho") which provides track and transit construction, repair and maintenance to public and private industrial customers nationally. On June 30, 1999, the Company acquired all of the outstanding stock of Earl Campbell Construction Company, Inc. ("Campbell") which specializes in construction, repair and maintenance of railroad tracks in various Southern states. The combined purchase price for these second quarter 1999 acquisitions was $49,535,000 in cash, $3,915,000 of promissory notes payable and deferred payments and 93,842 shares of common stock at an aggregate value of $1,000,000, plus the potential to receive earn-outs if targeted revenue and profit goals are achieved over the next five years. The fair market value of assets purchased for the second quarter 1999 acquisitions was approximately $16,262,000 and the preliminary goodwill recorded was approximately $38,188,000. Subsequent to the initial recording of goodwill, an additional $11,668,000 of goodwill has been recorded through December 31, 1999 relating to these second quarter 1999 acquisitions. Such adjustments represent the results from an appraisal of fixed assets acquired, the resolution of litigation which was pending at the time of acquisition and the resolution of uncertainties related to the fair value of contracts acquired. On December 31, 1999, the Company recorded an additional $4,359,000 in goodwill related to the settlement of 1999 contingent purchase price payments for these second quarter acquisitions.

     On August 4, 1999, the Company acquired all of the outstanding stock of Wood Waste Energy, Inc. ("Wood Waste") which collects used cross ties along the railroad rights of way and processes them into fuel which is sold to industrial customers. The purchase price for this third quarter acquisition was $5,000,000 in cash and a $2,775,000 promissory note, plus the potential to receive earn-outs if targeted revenue and profit goals are achieved for the years ended December 31, 2000 and 2001. The fair market value of assets purchased was approximately $1,078,000 and the preliminary goodwill recorded was approximately $6,697,000. Subsequent to the initial recording of goodwill, an additional $1,194,000 of goodwill has been recorded through December 31, 1999 related to the acquisition of Wood Waste. Such adjustment reflects the resolution of the uncertainties related to the fair value of assets acquired.

     On October 22, 1999, the Company acquired all of the outstanding stock of W.T. Byler, Inc. ("Byler") which provides track and transit construction, repair and maintenance to public and private industrial customers in Texas and surrounding states. On December 7, 1999, the Company acquired all of the assets of Pandrol Jackson's Switch and Transit Grinding Operation ("Pandrol Jackson"). The switch grinding operation utilizes highly specialized machines to re-profile rail in order to extend the useful life of trackwork. On December 16, the Company acquired all of the outstanding stock of Twigg Corporation ("Twigg"), which provides niche mechanical/heating, ventilation and air conditioning services within the Mid-Atlantic region. On December 30, 1999, the Company acquired all of the certain assets of the Dura-Wood Treating Company ("Dura-Wood"), a division of Roy O. Martin Lumber Company, Inc. Located in Alexandria, Louisiana, Dura-Wood serves the southwest with creosote-treated railroad cross ties, switch ties and crossing panels. The combined purchase price for these fourth quarter acquisitions was $42,268,000 in cash, 399,379 shares of common stock at an aggregate value of $4,000,000, $2,895,000 of promissory notes, plus the potential to receive earn-outs if targeted revenue and profit goals are achieved for the years ended December 31, 2000 through 2003. The fair market value of assets purchased was approximately $30,284.000 and the preliminary goodwill recorded was approximately $18,880,000.

     Assets acquired and liabilities assumed are recorded at their estimated fair values at the time of acquisition. The excess of the purchase price over the net fair value is allocated to goodwill. The estimated fair values of acquired assets and liabilities are subject to adjustment pending finalization of, among other things, certain fixed asset appraisals, the quantification of contract and/or litigation uncertainties based on information which was not available at the time of acquisition but subsequently obtained. Goodwill is adjusted as these items are resolved as well as when, and if, additional contingent purchase price is paid. The Company evaluates periodically whether events and circumstances indicate that any goodwill is impaired. At December 31, 1999, the Company has completed its allocation of purchase price for all of the Founding Companies and the 1998 Acquired Companies. The Company has also completed its allocation of deferred taxes for all of the Founding and Acquired Companies; however any subsequent changes will be reflected as adjustments to goodwill as required by FAS 109.

    The summary unaudited pro forma combined results of operations for the 1998 and 1999 acquisitions as if each of the acquisitions occurred at the beginning of the period are as follows (in thousands, except per share data):

                                                       1999             1998
                                                     --------         --------
    Revenue.....................................     $637,333         $576,131

    Net income..................................       19,771           11,736

    Earnings per share .........................         1.39              .82


5. ACCOUNTS RECEIVABLE AND CONTRACTS IN PROGRESS

    Accounts receivable at December 31, 1999 and 1998 consisted of the following (in thousands):


                                                       1999             1998
                                                     --------         --------
    Billed......................................     $114,586         $ 58,702

    Retainages..................................       38,498           18,479
                                                     --------         --------

                                                     $153,084         $ 77,181
                                                     ========         ========

    Retainages of approximately $13,206,000 and $5,783,000 at December 31, 1999 and 1998 are invested in U.S. government obligations and municipal bonds. The Company anticipates that approximately 54% of all retainages at December 31, 1999 will be collected within one year.

    Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed currently under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. The Company anticipates that substantially all amounts, other than unanticipated additional contract costs (see below), will be billed and collected within one year.

    The Company has recorded as costs and estimated earnings in excess in billings on uncompleted contracts amounts that it seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs (pending change orders or claims). These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with these amounts. Pending change orders and claims involve the use of estimates and it is reasonably possible that revisions to the estimated recoverable amounts of recorded pending change orders and claims may be made in the near-term. Claims made by the Company involve negotiation and, in certain cases litigation. The Company expenses such costs as incurred, although it may seek to recover these costs as part of the claim. The Company believes that it has established legal bases for pursuing recovery of recorded claims and it is management's intention to pursue and litigate these claims, if necessary, until a decision or settlement is reached.

    The Company is pursuing unanticipated additional contract costs on certain completed contracts. Costs and estimated earnings in excess of billings on uncompleted contracts includes unbilled revenues of approximately $25,106,000 and $11,054,000 at December 31, 1999 and 1998, respectively, related to these contracts. In addition, billed accounts receivable and retainages include contractually billed amounts related to these contracts of approximately $12,412,000 and $3,105,000 at December 31, 1999 and 1998, respectively. Certain contractually billed amounts related to these contracts may not be paid by the customer to the Company until final resolution of the contract. At December 31, 1999 and 1998, the Company had reserves of approximately $5,379,000 and $4,500,000, respectively, related to unbilled revenue and estimated legal costs to settle.

    Costs and estimated earnings at December 31, 1999 and 1998, on uncompleted contracts and related amounts billed are as follows (in thousands):


                                                             1999         1998
                                                          ---------    ---------
     Costs............................................    $ 776,130    $ 429,114

     Estimated earnings...............................       97,000       47,575
                                                          ---------    ---------

                                                            873,130      476,689

     Billings.........................................      836,905      457,855
                                                          ---------    ---------

                                                          $  36,225    $  18,834
                                                          =========    =========

    Such amounts are included in the accompanying consolidated balance sheets under the following captions (in thousands):


                                                                                        1999       1998
                                                                                      --------   --------
Costs and estimated earnings in excess of billings on uncompleted contracts .....     $ 56,295   $ 24,792

Billings in excess of costs and estimated earnings on uncompleted  contracts .....     (20,070)    (5,958)
                                                                                      --------   --------

                                                                                      $ 36,225   $ 18,834
                                                                                      ========   ========

    At December 31, 1999, 1998 and 1997, earned revenues from government related funding sources were 44%, 40% and 66%, respectively, of total earned revenues. Approximately 25%, 27% and 30% of total earned revenues for 1999, 1998 and 1997, respectively, were from a single government customer.

6. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                                                 1999       1998
                                                                               --------   --------
    Land and buildings.................................................        $  6,246   $  1,780

    Transportation equipment...........................................           7,355      2,121

    Machinery and equipment............................................          67,122     10,038

    Office furniture and equipment.....................................           2,028        326

    Leasehold improvements.............................................             994        249
                                                                               --------   --------

                                                                                 83,745     14,514

    Less accumulated depreciation and amortization.....................           9,848      1,122
                                                                               --------   --------

    Property, plant and equipment, net.................................        $ 73,897   $ 13,392
                                                                               ========   ========

    Depreciation and amortization expense on property, plant and equipment charged to operations for the years ended December 31, 1999, 1998 and 1997 was approximately $8,156,000, $1,140,000 and $56,000, respectively.

7. LONG-TERM DEBT

    Long-term debt consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                                            1999          1998
                                                                          ---------     --------
     Revolving credit agreement(a)...............................         $  47,202     $ 49,300

     Term note(b)................................................            30,000           --

     Senior subordinated notes(c)................................           173,953           --

     Seller promissory notes(d)..................................            15,630           --

     Fixed asset notes...........................................            27,646        2,204
                                                                          ---------     --------

                                                                            294,431       51,504

     Less current portion........................................            19,740          931
                                                                          ---------     --------

                                                                          $ 274,691     $ 50,573
                                                                          =========     ========

(a) On August 5, 1999 the Company entered into a secured $105,000,000 revolving credit agreement with Bank of America, N.A. and other lenders (the "Credit Facility"). The Credit Facility amended and increased the $75,000,000 revolving credit agreement dated August 4, 1998. The Credit Facility expires on August 5, 2002; however, the Company may request the lending banks to extend the agreement for an additional one-year period. Further, the Company can request the lending banks to increase the Credit Facility up to a total of $115,000,000. On September 29, 1999 the Credit Facility was amended to permit the Company to issue an additional $50,000,000 in Senior Subordinated Notes (See footnote(c)). The proceeds of the Credit Facility are utilized to finance working capital requirements, to fund acquisitions and to issue letters of credit. The aggregate amount of letter of credit obligations that can be drawn against the Credit Facility is $20,000,000. At December 31, 1999 there was one outstanding letter of credit for $2,150,000. There were no outstanding letters of credit at December 31, 1998. Interest on loans, commitment fees, and letter of credit fees are based upon consolidated leverage ratios in a pricing matrix which may be based on Prime or LIBOR. The annual interest rates in effect at December 31, 1999, for Prime and LIBOR borrowings were 9.25% and 8.43%, respectively. A one-time arrangement fee of $507,500 was paid on the Credit Facility.

(b) On November 5, 1999 the Company entered into a new secured $30,000,000 term loan agreement with Bank of America, N.A. and other lenders (the "Term Loan"). The Term Loan, which is fully drawn, is repayable in 16 consecutive quarterly principal installments of $75,000 each commencing February 5, 2000, and four consecutive quarterly principal installments of $7,200,000 each commencing February 5, 2004 and ending November 5, 2004. The Term Loan was established in conjunction with the Company's Credit Facility utilizing identical collateral and cross-referencing the Credit Facility's terms and conditions. The proceeds of the Term Loan were utilized to pay down the Credit Facility. Interest on the Term Loan is based on consolidated leverage ratios in a pricing matrix which may be based on Prime or LIBOR. The annual interest rates in effect at December 31, 1999, for Prime and LIBOR borrowings were 10.50% and 9.82%, respectively. A one-time arrangement fee of $475,000 was paid on the Term Loan.

(c) On April 7, 1999, the Company sold $125,000,000 of 11.5% senior subordinated notes (the "Notes") in a private placement pursuant to Rule 144A under the Securities Act of 1933. On July 1, 1999, the Company made an offer to exchange the $125,000,000 outstanding Notes for new Notes with terms that were substantially identical to the outstanding Notes, except that the new Notes are freely tradable. On September 30, 1999 the Company sold an additional $50,000,000 of its 11.5% senior subordinated notes at a 2.125% discount in a private placement pursuant to Rule 144A under the Securities Act of 1933. On December 20, 1999, the Company made an offer to exchange the $50,000,000 outstanding Notes for new Notes with terms that were substantially identical to the outstanding Notes, except that the new Notes are freely tradable. All $175,000,000 of the Notes have an interest rate of 11.5%, payable semi-annually on April 15 and October 15 and are due in 2009 with no interim amortization requirements. The net proceeds from both offerings were used to repay indebtedness under the Credit Facility and other indebtedness. The Notes may be redeemed at any time on or after April 2004. In addition, until April 15, 2002, up to 35% of the notes may be redeemed with the net proceeds of certain equity offerings. If the Company undergoes a change of control or sells certain of its assets, the Company may be required to offer to purchase the Notes. The Notes are unsecured and subordinated to all of the Company's existing and future senior debt, including obligations under the Credit Facility.

(d) In conjunction with several of the acquisitions, the Company issued promissory notes payable over the next several years representing additional purchase price consideration in each respective acquisition. The notes bear interest and typically mature on the anniversary date of each respective acquisition. Approximately $8,470,000 of the notes become due during the year 2000.

    The Credit Facility and the Term Loan are collectively secured by a first lien on all of the capital stock of the Company's subsidiaries and on all accounts receivable of the Company and its subsidiaries. Both the Credit Facility and the Term Loan contain restrictive covenants that, among other things impose limitations on the Company with respect to its ability to incur additional indebtedness, make certain investments, sell assets or pay dividends. The Credit Facility and the Term Loan also contain various financial covenants which require the Company to meet certain targets including, but not limited to, the maintenance of net worth, earnings before interest, taxes, depreciation and amortization (EBITDA) to debt ratio and fixed charge coverage ratio.

    The following table sets forth the next five year maturities of long-term debt:

  Year ending December 31

    2000...............................................................        $ 19,740
    2001...............................................................          17,620
    2002...............................................................          54,018
    2003...............................................................             300
    2004...............................................................          28,800
    Thereafter.........................................................         173,953
                                                                               --------
              Total....................................................        $294,431
                                                                               ========

8. INCOME TAXES

    The Company files a consolidated federal income tax return. The 1999 pretax income consists of approximately $24.4 million from US subsidiaries and approximately $6.7 million from foreign subsidiaries. There were no foreign operations during 1998 and 1997. The income tax provision in the accompanying consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997 consists of (in thousands):


                                                            1999      1998     1997
                                                          -------   -------   -------
     Current:
       Federal....................................        $    --   $    --   $    --
       Foreign ...................................          1,599        --        --
       State......................................            140       895       132
                                                          -------   -------   -------
                                                            1,739       895       132
                                                          -------   -------   -------
     Deferred:
       Federal....................................          6,128       503       941
       Foreign....................................          1,436        --        --
       State......................................          1,760        74       125
                                                          -------   -------   -------
                                                            9,324       577     1,066
                                                          -------   -------   -------
                                                          $11,063   $ 1,472   $ 1,198
                                                          =======   =======   =======

    Factors accounting for the variation from U.S. statutory income tax rates relating to continuing operations for the years ended December 31, 1999, 1998 and 1997 are as follows (in thousands):

                                                                        1999      1998       1997
                                                                      --------  --------   -------
    Federal income taxes at the statutory rate................        $ 10,902  $ (3,981)  $   893
    Foreign taxes.............................................             505        --        --
    State and local taxes, net of federal benefit.............           1,900      (680)      206
    Other (primarily non-deductible goodwill).................           1,468       229        99
    Change in valuation allowance.............................          (3,712)    5,904        --
                                                                      --------  --------   -------
                                                                      $ 11,063  $  1,472   $ 1,198
                                                                      ========  ========   =======

    The components of the deferred income tax accounts in the accompanying consolidated balance sheets at December 31, 1999 and 1998 are as follows (in thousands):

                                                                                                    1999        1998
                                                                                                  --------    --------
Deferred tax assets:
  Net operating loss carryforward .............................................................   $     --    $  3,005
  Excess of amounts expensed for financial statement purposes over
     amounts deducted for income tax purposes .................................................      2,072       4,097
  State and local income taxes, net of federal tax benefits ...................................        354         915
                                                                                                  --------    --------

Total deferred tax asset ......................................................................      2,426       8,017
                                                                                                  --------    --------
Deferred tax liabilities:
  Costs capitalized for financial statement purposes and deducted for income tax
     purposes .................................................................................      6,893       1,158
  State and local income taxes, net of deferred federal tax benefits ..........................      1,178          --
                                                                                                  --------    --------

Total deferred tax liability ..................................................................      8,071       1,158
                                                                                                  --------    --------

                                                                   Page 78 of 95

Net deferred tax (liability) asset before valuation allowance .................................     (5,645)      6,859
Valuation allowance for deferred tax asset ....................................................         --      (5,904)
                                                                                                  --------    --------
                                                                                                  $ (5,645)   $    955
                                                                                                  ========    ========

9. PREFERRED STOCK

    The Company has authorized 10,000,000 shares of Series A convertible preferred stock. The stock has no voting rights, shares dividends ratably with the common stock, is non-cumulative and has a liquidation preference over shares of common stock. Each share of preferred stock is convertible into 100 shares of the Company's common stock.

    On October 8, 1998, the Company issued 13,700 shares of its nonvoting Series A convertible preferred stock in exchange for 1,370,000 shares of common stock. Each share of Series A convertible preferred stock is convertible to 100 shares of common stock upon five days prior written notice from the holder, subject to certain conditions.

10. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTOR AND NON-GUARANTOR
    SUBSIDIARIES

     The Company conducts a significant portion of its business through its subsidiaries. All of the Company's domestic subsidiaries have fully and unconditionally guaranteed the Notes ("Subsidiary Guarantors"). The Company's non-U.S. subsidiaries have not guaranteed the Notes (the "Non-Guarantor Subsidiaries"). The Notes are effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables) of the Non-Guarantor Subsidiaries.

     Set forth below are condensed consolidating financial statements for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of December 31, 1999 and for the year ended December 31, 1999. The Company has not presented a balance sheet, statements of operations or a statement of cash flows for the year ended December 31, 1998 because during such period all of the Company's subsidiaries had fully and unconditionally guaranteed the Notes. The equity method has been used by the Company with respect to investments in subsidiaries. Separate financial statements for the Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.

                              RAILWORKS CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                               RAILWORKS
                                              CORPORATION                         NON-
                                                (PARENT        GUARANTOR       GUARANTOR
                                             COMPANY ONLY)    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS       CONSOLIDATED
                                             -------------    ------------    ------------    ------------       ------------
ASSETS:
CURRENT ASSETS:
    Cash .................................   $         (13)   $      1,283    $      3,347    $         --       $      4,617
    Accounts receivable, net .............             205         151,328           8,471          (6,920)(a)        153,084
    Costs and estimated earnings in excess
          of billings on uncompleted
          contracts ......................              --          56,240              55              --             56,295
    Inventories:
          Raw Materials ..................              --          15,697           3,500              --             19,197
          Finished goods .................              --           3,178           1,384              --              4,562
    Deferred tax asset ...................           2,426              --              --              --              2,426
    Due to/(from) parent company .........          63,192         (57,692)         (5,500)             --                 --
    Other current assets .................             355          10,692             488              --             11,535
                                             -------------    ------------    ------------    ------------       ------------
                Total current assets .....          66,165         180,726          11,745          (6,920)           251,716
                                             -------------    ------------    ------------    ------------       ------------
INVESTMENT IN SUBSIDIARIES ...............         346,580              --              --        (346,580)(b)             --
                                             -------------    ------------    ------------    ------------       ------------
PROPERTY, PLANT AND
     EQUIPMENT, NET ......................             179          69,699           4,019              --             73,897
                                             -------------    ------------    ------------    ------------       ------------
OTHER ASSETS:
     Excess of cost over acquired net
          assets, net of amortization ....              --         201,700          22,186              --            223,886
     Loans to officers ...................           6,735              --              --              --              6,735
     Assets held for sale ................              --           5,573              --              --              5,573
     Other ...............................           6,149           3,635              66              --              9,850
                                             -------------    ------------    ------------    ------------       ------------
                 Total other assets ......          12,884         210,908          22,252              --            246,044
                                             -------------    ------------    ------------    ------------       ------------
                       Total .............   $     425,808    $    461,333    $     38,016    $   (353,500)      $    571,657
                                             =============    ============    ============    ============       ============


(a)      Elimination of inter-company receivables, payable.
(b)      Elimination of investments in subsidiaries.

                              RAILWORKS CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                            RAILWORKS
                                                           CORPORATION                    NON-
                                                           (PARENT CO.    GUARANTOR     GUARANTOR
                                                              ONLY)      SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS      CONSOLIDATED
                                                           -----------   ------------  ------------  ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
      Current maturities of long-term debt ..............  $     8,770   $     10,970  $         --  $         --      $     19,740
      Accounts payable and accrued liabilities ..........       22,064         61,396         3,122        (6,920)(a)        79,662
      Accrued payroll and related
          Withholdings ..................................          371          3,125           130            --             3,626
      Billings in excess of costs and estimated
          Earnings on uncompleted contracts .............           --         19,311           759            --            20,070
      Other current liabilities .........................        6,755          2,497            96            --             9,348
                                                           -----------   ------------  ------------  ------------      ------------
               Total current liabilities ................       37,960         97,299         4,107        (6,920)          132,446
                                                           -----------   ------------  ------------  ------------      ------------
LONG TERM DEBT ..........................................      258,012         14,579         2,100            --           274,691
EXCESS OF ACQUIRED NET ASSETS OVER COST .................           --          8,434            --            --             8,434
DEFERRED TAX LIABILITIES ................................           --          8,071            --            --             8,071
OTHER LIABILITIES .......................................        8,353          3,568           213            --            12,134
                                                           -----------   ------------  ------------  ------------      ------------
          Total long-term liabilities ...................      266,365         34,652         2,313            --           303,330
                                                           -----------   ------------  ------------  ------------      ------------

               Total liabilities ........................      304,325        131,951         6,420        (6,920)          435,776
                                                           -----------   ------------  ------------  ------------      ------------
STOCKHOLDERS' EQUITY:
       Series A, convertible preferred stock ............           14             --            --            --                14
       Common stock .....................................          112          2,118           215        (2,303)(b)           142
       Additional paid-in capital .......................      126,903        264,262        27,506      (291,768)(b)       126,903
       Accumulated other comprehensive income ...........           --             --           175            --               175
       Retained earnings (deficit) ......................       (5,546)        63,002         3,700       (52,509)(b)         8,647
                                                           -----------   ------------  ------------  ------------      ------------
                  Total stockholders' equity (deficit) ..      121,483        329,382        31,596      (346,580)          135,881
                                                           -----------   ------------  ------------  ------------      ------------

                          Total .........................  $   425,808   $    461,333  $     38,016  $   (353,500)     $    571,657
                                                           ===========   ============  ============  ============      ============

(a)      Elimination of inter-company receivables/payables.
(b)      Elimination of investments in subsidiaries.

                              RAILWORKS CORPORATION
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                            RAILWORKS
                                                           CORPORATION                     NON-
                                                           (PARENT CO.    GUARANTOR     GUARANTOR
                                                              ONLY)      SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS      CONSOLIDATED
                                                           -----------   ------------  ------------  ------------      ------------
Net Sales ...............................................  $        --   $    447,527  $     36,157  $    (15,579)(a)  $    468,105
Cost of sales ...........................................           --        361,034        23,628       (15,579)(a)       369,083
                                                           -----------   ------------  ------------  ------------      ------------
Gross profit ............................................           --         86,493        12,529            --            99,022
Selling, general and administrative
    Expenses ............................................        7,927         36,627         5,880            --            50,434
                                                           -----------   ------------  ------------  ------------      ------------
Income (loss) from operations ...........................       (7,927)        49,866         6,649            --            48,588
Equity in earnings of subsidiaries ......................       38,041             --            --       (38,041)(b)            --
Interest expense ........................................      (18,157)        (1,683)         (214)           --           (20,054)
Other income, net .......................................          358          1,956           301            --             2,615
                                                           -----------   ------------  ------------  ------------      ------------
Income before income taxes ..............................       12,315         50,139         6,736       (38,041)           31,149
Income taxes ............................................           --          8,028         3,035            --            11,063
                                                           -----------   ------------  ------------  ------------      ------------
Net income ..............................................  $    12,315   $     42,111  $      3,701  $    (38,041)     $     20,086
                                                           ===========   ============  ============  ============      ============


(a)      Elimination of inter-company revenue.
(b)      Elimination of equity in earnings in subsidiaries.

                             RAILWORKS CORPORATION
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                            RAILWORKS                        NON-
                                                          CORPORATION      GUARANTOR     GUARANTOR
                                                      (PARENT COMPANY   SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS    CONSOLIDATED
                                                              (ONLY)    ------------  ------------   ------------    ------------
                                                              ------
CASH FLOWS FROM OPERATING ACTIVITIES:


Net Income ...........................................      $  12,315       $ 42,111       $ 3,701       $(38,041)      $  20,086
Adjustments to reconcile net income to net cash
    (used in) provided by operating activities:
 Depreciation and amortization .......................             38         11,721         1,049             --          12,808
 Bond discount amortization ..........................             13             --            --             --              13
 Equity in earnings of subsidiaries ..................        (38,041)            --            --         38,041              --
 Gain on sale of equipment ...........................             --            (27)           (6)            --             (33)
 Changes in operating assets and liabilities:
  Accounts receivable and costs and
    estimated earnings in excess of billings
    on uncompleted contracts .........................           (205)       (31,442)         (355)            --         (32,002)
  Inventory ..........................................             --            847          (382)            --             465
  Other current assets ...............................            793             84           969             --           1,846
  Accounts payable and accrued liabilities ...........          2,193        (13,797)       (4,077)            --         (15,681)
  Accrued payroll and related withholdings ...........            370         (2,597)          (66)            --          (2,293)
  Billings in excess of costs and estimated
    earnings on uncompleted contracts ................             --         (2,263)          759             --          (1,504)
  Other current liabilities ..........................          1,584         (6,162)        1,077             --          (3,501)
  Other assets .......................................          2,111           (844)           49             --           1,316
  Other liabilities ..................................          2,087        (13,135)       (1,882)            --         (12,930)
  Due (to) from Parent ...............................        (40,350)        34,824         5,526             --              --
                                                            ---------       --------       -------       --------       ---------
    Net cash (used in) provided by
       operating activities ..........................        (57,092)        19,320         6,362             --         (31,410)
                                                            ---------       --------       -------       --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of equipment .....................             --          2,295            64             --           2,359
 Purchase of equipment and leasehold improvements ....           (136)       (14,652)       (1,015)            --         (15,803)
 Loans to officers ...................................         (5,776)            --            --             --          (5,776)
 Acquisition of subsidiaries, net of cash acquired ...       (129,898)            --            --          8,746        (121,152)

 Contingent earnout payments .........................         (2,083)            --            --             --          (2,083)
                                                            ---------       --------       -------       --------       ---------
    Net cash (used in) investing  activities .........       (137,893)       (12,357)         (951)         8,746        (142,455)
                                                            ---------       --------       -------       --------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net repayments on revolving line of credit ..........         (2,098)            --            --             --          (2,098)
 Payment of loan origination fees ....................         (1,232)            --            --             --          (1,232)
 Proceeds from long-term borrowing ...................         30,000         27,288         2,100             --          59,388
 Debt issuance costs .................................         (5,636)            --            --             --          (5,636)
 Proceeds from issuance of senior subordinated notes .        173,938             --            --             --         173,938
 Repayment of long-term borrowing ....................             --        (43,966)       (4,933)            --         (48,899)
                                                            ---------       --------       -------       --------       ---------
    Net cash provided by (used in)
          financing activities .......................        194,972        (16,678)       (2,833)            --         175,461
                                                            ---------       --------       -------       --------       ---------
EXCHANGE RATE EFFECT ON CASH .........................             --             --           175             --             175
NET (DECREASE)INCREASE IN CASH .......................            (13)        (9,715)        2,578          8,746           1,596
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .........             --         10,998           594         (8,746)          2,846
                                                            ---------       --------       -------       --------       ---------
CASH AND CASH EQUIVALENTS, END OF YEAR ...............      $     (13)      $  1,283       $ 3,347       $     --       $   4,617
                                                            =========       ========       =======       ========       =========


(a)      Elimination of equity in earnings of subsidiary.
(b)      Elimination of cash acquired.

11. STOCK OPTION PLAN

    On August 13, 1998, the Board of Directors approved the 1998 Stock Incentive Plan (the "Plan") which provides for the granting or awarding of stock options and stock appreciation rights to non-employee directors, officers and other key employees (including officers of the Subsidiaries) and consultants. The Plan reserves for issuance 2,000,000 shares of common stock. In general, the terms of the option awards (including vesting schedules) will be established by the Compensation Committee of the Company's board of directors.

    During 1999 options covering an aggregate of 1,027,500 shares of common stock were issued under the Plan. Various key management employees as well as officers of acquired companies were issued options on shares of common stock with an exercise price equal to the price of the common stock on the dates of each of the respective grants. In all cases, the options expire ten years after the date of grant.

    During 1998 options covering an aggregate of 30,000 shares of common stock were issued under the Plan. Two non-employee directors were each issued options to purchase 10,000 shares of common stock at the IPO price. Options to purchase 10,000 shares were also issued to a President of one of the Subsidiaries at the price of the common stock on the date of the grant. The options expire ten years after the date of grant.

    At December 31, 1999 and 1998, the following options were outstanding:

                                                                    WEIGHTED AVERAGE
                                                        SHARES      EXERCISE PRICE
                                                      ---------     --------------
     Balance at August 4, 1998 ..............                --         $     --
     Granted ................................            30,000            10.02
     Exercised ..............................                --               --
                                                      ---------         --------
     Balance, December 31, 1998 .............            30,000            10.02

     Granted ................................         1,027,500             9.92

     Forfeited ..............................           (30,000)           (9.38)
     Exercised ..............................                --               --
                                                      ---------         --------
     Balance, December 31, 1999 .............         1,027,500         $   9.94
                                                      =========         ========
     Exercisable, December 31, 1999 .........           380,000         $  10.00
                                                      =========         ========

    The weighted average fair value of options granted in 1999 and 1998 at market value was $4.52 and $4.79, respectively.

    The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


    Risk-free interest rate at date of grants.........................         5.12--6.42%
    Expected lives....................................................        3 to 6 years
    Expected volatility...............................................        43.0 - 44.0%
    Expected dividend yield...........................................                  0%

    The following table summarizes information about stock options outstanding at December 31, 1999 and 1998:


    EXERCISE PRICE                               NUMBER OF OPTIONS          WEIGHTED               WEIGHTED
    --------------                                OUTSTANDING AT      AVERAGE REMAINING            AVERAGE
                                                 DECEMBER 31, 1999    CONTRACTUAL LIFE         EXERCISE PRICE
                                                 -----------------    -----------------        --------------

    $6.06 to 12.00.........................          1,027,500              9.41                   $ 9.94
                                                     =========              ====                   ======



    EXERCISE PRICE                               NUMBER OF OPTIONS         WEIGHTED               WEIGHTED
    --------------                                OUTSTANDING AT      AVERAGE REMAINING            AVERAGE
                                                 DECEMBER 31, 1998    CONTRACTUAL LIFE         EXERCISE PRICE
                                                 -----------------    -----------------        --------------
    $6.06 to 12.00.........................            30,000               9.59                  $ 10.02
                                                       ======               ====                  =======


    The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated statements of operations for the years ended December 31, 1999 and 1998 for options granted during the years. Had compensation expense for all stock options granted in 1999 and 1998 been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been as follows:


    Net income (loss):                                                          1999       1998
                                                                              ---------  ---------
      As Reported...................................................          $  20,086  $ (12,847)
                                                                              =========  =========
      Pro Forma.....................................................          $  18,036  $ (12,864)
                                                                              =========  =========
    Net income (loss) per share:
      As Reported -- basic .........................................          $    1.44  $   (1.67)
                                                                              =========  =========
      As Reported -- diluted........................................          $    1.31  $   (1.67)
                                                                              =========  =========
      Pro Forma -- basic ...........................................          $    1.29  $   (1.67)
                                                                              =========  =========
      Pro Forma -- diluted..........................................          $    1.18  $   (1.67)
                                                                              =========  =========

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts and additional awards in future years are anticipated.

12. EMPLOYEE BENEFIT PLANS

    Certain of the acquired companies have qualified defined contribution employee benefit plans (the "Plans"), the majority of which allowed for voluntary pretax contributions by employees. The Subsidiaries paid all general and administrative expenses of the Plans and in some cases, the Subsidiaries made matching and discretionary contributions to the Plans. The Company and its subsidiaries currently offer no post-employment or post-retirement benefits. The expense incurred related to the Plans by the Company was approximately $817,000, $367,000 and $321,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    Prior to 1997 in the case of Comstock and June 1999 in the case of Neosho, these companies were generally self insured for their automobile and general liability insurance and, to a lesser extent, for workers' compensation. Included primarily in accrued payroll and related withholdings, and other liabilities at December 31, 1999 and 1998 are reserves of approximately $1,461,000 and $2,348,000, respectively, relating to these insurance liabilities. The Company, including Comstock and Neosho, currently participates in a paid indemnity plan for these insurance coverages.

    The Company also has nonqualified defined benefit plans covering certain current and former employees of one of the Subsidiaries which provides benefits based on years of service and compensation. At December 31, 1999 and 1998, approximately $2,410,000 and $3,007,000, respectively, has been recorded as obligations in the accompanying balance sheets related to these plans.

    The Company's self-insurance programs and certain employee benefit plan liabilities are estimated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience could cause these estimates to change.

    The Company has established two bonus incentive plans (the "Plans") covering certain employees. The first bonus pool consists of 10% of the Company's pre-tax profits and the second bonus pool consists of 15% of the amount by which the Company's net income exceeds certain benchmarks. During the year ended December 31, 1999, the Company accrued approximately $1,800,000 as payable under the two bonus incentive Plans. No benefits were earned or paid under either of the Plans during 1998.

13. LEASE COMMITMENTS

    The Company and its subsidiaries lease various office buildings, machinery, equipment, and vehicles under operating leases expiring at various dates through 2004. Most of the real property leases have escalation clauses related to increases in real property taxes. Future minimum lease payments under operating leases are as follows (in thousands):


     Years Ending December 31

          2000.......................................   $ 3,686
          2001.......................................     3,365
          2002.......................................     3,180
          2003.......................................     2,661
          2004.......................................     1,416
          Thereafter.................................       511

    Rent expense for all operating leases, including amounts charged to cost of revenues, for the year ended December 31, 1999, 1998 and 1997 was approximately $6,506,000, $3,047,000 and $2,685,000, respectively.

    Subsequent to December 31, 1999, the Company has entered into an agreement to lease new corporate office facilities. The agreement which was entered into on January 28, 2000 runs for five years and requires rental payments of approximately $1,682,000 over the term of the lease.

14. RELATED-PARTY TRANSACTIONS

LEASING TRANSACTIONS

    Certain of the subsidiaries lease their operating facilities from former Founding Company owners who remained employees or directors of the Company. Total rent paid to related parties during 1999 and 1998 amounted to $1,078,000 and $330,000, respectively. The Company believes the rents to be the fair market rental value of the property.


15. COMMITMENTS AND CONTINGENCIES

PERFORMANCE BONDS

    The Company's performance under certain construction contracts is secured by performance bonds for which the Company pays a separate fee.

EMPLOYMENT CONTRACTS

    Certain executives of the Company have entered into employment agreements with the Company. In general, the employment agreements provide that, in the event of a termination of employment by the Company without cause, such employee will be entitled to receive from the Company an amount in cash equal to the employee's then current annual base salary for the remainder of the term.

CONTINGENT PURCHASE PRICE FOR ACQUISITIONS

    The former shareholders of MidWest, Gantrex, FCM Rail, F&V Metro, PNR Contractors, M-Track, Neosho, Wood Waste, Byler and Twigg are eligible to receive additional cash amounts ("earn-outs"), consisting of cash, as adjustments to the purchase prices paid for those companies. Such cash payments are contingent upon the achievement of earnings targets over the next 2 to 5 years depending on each agreement. At December 31, 1999, approximately $10,482,000 was recorded as an obligation regarding payments to be made by March 31, 2000, under the earn-out program for various companies achieving their performance targets during 1999.

    During 1999, approximately $2,083,000 was paid to the former shareholders of Gantrex representing an earn-out payment based on Gantrex's operating performance for the year ended December 31, 1998. This payment was recorded as additional purchase price consideration relating to that acquisition.

ENVIRONMENTAL

    The Company's operations are subject to extensive federal, state and local regulations under environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, underground and aboveground storage tanks and soil and groundwater contamination. The Company is also subject to certain Federal, state and local environmental laws and regulations relating to the use of creosote. Creosote is used in certain of the Company's manufacturing processes to treat wood railroad ties so that they can withstand exposure to outside elements. Creosote, a coal tar treated derivative, has been recognized by the environmental regulating agencies as a hazardous material. The Company believes that it is in material compliance with all of the various regulations applicable to their businesses and has not been notified of any violations by regulatory agencies.

LITIGATION

    The Company is involved in legal proceedings and claims, asserted by and against the Company, which have arisen in the ordinary course of business. The Company believes it has a number of valid defenses to these actions and the Company intends to vigorously defend or assert these claims. Management believes, upon advice of outside counsel, that none of these actions will have a material adverse effect on the financial position or results of operations of the Company.

16. LOANS TO OFFICERS

    Pursuant to their employment agreements, certain officers of the Company have been granted loans for the payment of income taxes related to stock grants. These loans have a term of five years, are interest bearing at the Company's incremental borrowing rate at the date of the loan(s) and are collateralized by the stock granted.

    For the year ended December 31, 1999, interest income in the amount of approximately $379,000 was recorded based upon the outstanding balances of the indebtedness. This amount was offset by recording compensation expense on behalf of each applicable employee. The 1999 interest payments were forgiven as a result of the Company achieving certain operating performance benchmarks.

17. FINANCIAL INSTRUMENTS

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS 133 requires that changes in each derivative's fair value be recognized into earnings unless specific hedge accounting criteria are met. The pronouncement if effective for all entities with fiscal years beginning after June 15, 2000. The Company does not anticipate that SFAS 133 will have a material impact upon its operations.

    RailWorks uses the following methods and assumptions in estimating the fair value of its financial instruments:

    Cash and Cash Equivalents -- The carrying amount is equal to fair market value due to their short-term nature.

    U.S. Government and Municipal Bonds -- These securities are classified as held to maturity and are valued at cost which approximates market value.

    Debt -- The Company's bank loans and floating rate debt approximate fair value. The fair value of fixed rate long-term debt is based upon quoted market prices for these or similar issues, or rates currently available to the Company for debt with similar terms and maturities. At December 31, 1999, the fair market value of the Company's fixed rate Senior Subordinated Notes was approximately $178,872,000.

    Interest Rate Swap Agreements -- The fair value of interest rate swap agreements is based upon the estimated cost to terminate the agreements, taking into account current interest rates and creditworthiness of the counterparties. There were no swap agreements in effect as of December 31, 1999. The fair value of the swap agreement that was in effect as of December 31, 1998 was approximately $10,500.

18. SEGMENT REPORTING

    Comstock operated in one reportable segment: transit services. Accordingly, no disclosures for 1997 are required under SFAS No. 131. The following matrix presents operational and financial condition data as of and for the year ended December 31, 1999 for analysis by reportable segment (in thousands):

                                                                TRANSIT    RAIL PRODUCTS     RAIL          OTHER/
                                                                SERVICES    AND SUPPLIES     TRACK        CORPORATE      TOTAL
                                                                --------    ------------     -----        ---------      -----

    Total revenues for reportable segments ................     $250,759       $ 53,524    $ 179,401            --     $483,684
    Intersegmental revenue ................................        5,868          4,563        5,148            --       15,579
    Depreciation/amortization .............................          321          2,391        5,177         4,919       12,808
    Segment operating profit (loss) .......................       25,401         10,964       25,698       (13,475)      48,588
    Costs and estimated earnings in excess of billings
      on uncompleted contracts ............................       47,555            227        8,513            --       56,295
    Segment assets ........................................      133,566         47,175       99,804       440,507      721,052

    The Company's reconciliation of segment totals to enterprise values is as follows (in thousands):

     REVENUES:
       Total revenues for reportable segments..................................     $ 483,684
       Elimination of intersegment revenues....................................       (15,579)
                                                                                    ---------
       Consolidated revenues...................................................     $ 468,105
                                                                                    =========

     OPERATING PROFIT OR LOSS:
       Total profit for reportable segments....................................     $  48,588
                                                                                    =========

     ASSETS:
       Total assets for reportable segments....................................     $ 721,052
       Elimination of intercompany receivables/payables........................        (6,920)
       Elimination of investments in subsidiaries..............................      (142,475)
                                                                                    ---------
       Consolidated assets.....................................................     $ 571,657
                                                                                    =========

    The Company's Canadian operations produced revenues in 1999 of $36,157,000. The net book value of long-lived assets relating to the Canadian operations amounted to $4,019,000 as of December 31, 1999. There were no Canadian operations during 1998.

    The following matrix presents operational and financial condition data as of and for the year ended December 31, 1998 for analysis by reportable segment (in thousands):

                                                                 TRANSIT    RAIL PRODUCTS     RAIL         OTHER/
                                                                 SERVICES    AND SUPPLIES     TRACK       CORPORATE      TOTAL
                                                                 --------    ------------     -----       ---------      -----

    Total revenues for reportable segments ................     $165,989       $ 11,195    $  37,184            --     $214,368
    Intersegmental revenue ................................           --            952          883            --        1,835
    Depreciation/amortization .............................          (17)           192          709         1,221        2,105
    Segment operating profit (loss) .......................        6,084          1,683        4,596       (23,038)     (10,675)
    Costs and estimated earnings in excess of billings
      on uncompleted contracts ............................       22,897             --        1,895            --       24,792
    Segment assets ........................................       58,224          8,299       26,676       159,677      252,876

    The Company's reconciliation of segment totals to enterprise values is as follows (in thousands):

     REVENUES:
       Total revenues for reportable segments..................................     $ 214,368
       Elimination of intersegment revenues....................................        (1,835)
                                                                                    ---------
     Consolidated revenues.....................................................     $ 212,533
                                                                                    =========
     OPERATING PROFIT OR LOSS:
       Total profit or loss for reportable segments............................     $ (10,675)
                                                                                    =========

     ASSETS:
       Total assets for reportable segments....................................     $ 252,876
       Elimination of intercompany receivables/payables........................          (826)
       Elimination of investments in subsidiaries..............................       (23,414)
                                                                                    ---------
       Consolidated assets.....................................................     $ 228,636
                                                                                    =========

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    Quarterly financial information for the years ended December 31, 1999, 1998 and 1997 are summarized as follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31, 1999
                                                        --------------------------------------------
                                                           FIRST     SECOND     THIRD      FOURTH
                                                          QUARTER    QUARTER    QUARTER    QUARTER
                                                        ----------  ---------  ---------  ----------

    Revenues........................................     $  72,673  $ 115,810  $ 137,425  $ 142,197
    Operating income................................         3,835     10,799     17,571     16,383
    Net income......................................         1,636      4,135      7,693      6,622
    Basic earnings per share........................           .12        .30        .55        .47
    Diluted earnings per share......................           .11        .27        .50        .43

                                                                 YEAR ENDED DECEMBER 31, 1998
                                                        --------------------------------------------
                                                          FIRST      SECOND      THIRD     FOURTH
                                                         QUARTER     QUARTER    QUARTER    QUARTER
                                                        ----------  ---------  ---------  ----------

    Revenues........................................     $  41,628  $  44,752  $  53,077  $  73,076
    Operating income (loss).........................         1,237      1,172    (18,404)     5,320
    Net income (loss)...............................           666        456    (19,036)     5,067
    Basic earnings per share........................           .23        .15      (1.72)       .37
    Diluted earnings per share......................           .23        .15      (1.72)       .34

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                        --------------------------------------------
                                                           FIRST     SECOND      THIRD     FOURTH
                                                          QUARTER    QUARTER    QUARTER    QUARTER
                                                        ----------  ---------  ---------  ----------

    Revenues........................................     $  32,401  $  34,739  $  41,197  $  45,273
    Operating income................................           604      1,105        992        711
    Net income......................................           440        418        467        103
    Basic earnings per share........................           .15        .14        .16        .03
    Diluted earnings per share......................           .15        .14        .16        .03

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To RailWorks Corporation:

    We have audited the accompanying consolidated balance sheets of RailWorks Corporation (a Delaware corporation) and Subsidiaries (the "Company"), as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP
Stamford, Connecticut
February 9, 2000

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three non-employee directors. The Committee held two meetings during fiscal year 1999. The meetings also are designed to facilitate any private communication with the Committee desired by the internal auditors or independent accountants.

The responsibilities of the Committee are set forth in its Charter, which is reviewed and amended periodically, as appropriate. The Committee reviews and monitors the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommends to the full Board of Directors the selection of the Company's independent public accountants. The Audit Committee discusses with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discusses the Company's consolidated financial statements, the effectiveness and adequacy of the Company's internal controls and pending litigation. The Committee meets regularly with the Company's internal auditors and independent public accountants, without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The meetings also are designed to facilitate any private communication with the committee desired by the internal auditors or independent public accountants.

The Committee also discusses the Company's consolidated financial statements, the effectiveness and adequacy of the Company's internal auditors and independent accountants, without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Audit Committee

MARKET FOR COMMON STOCK

The Company's Common Stock has been traded on the Nasdaq National Market since July 29, 1998, under the symbol of "RWKS".

The Company's initial public offering price was $12.00 per share. The following table sets forth the range of high and low sales prices for the Common Stock on the Nasdaq National Market for the periods indicated:

Year ended December 31, 1999:               High             Low
         Fourth quarter                   $ 11.00         $  8.25
         Third quarter                     10.375            8.75
         Second Quarter                     12.00            9.25
         First Quarter                      11.50            7.75

As of February 15, 2000, there were 117 holders of record of the Company's Common Stock.

Inside Back Cover

RailWorks Corporation
6225 Smith Avenue
Baltimore, MD 21209

John G. Larkin
Chairman of the Board, Chief Executive Officer and Director

Michael R. Azarela
Executive Vice President, Chief Financial Officer and Director

Kenneth R. Burk
Executive Vice President, Chief Operating Officer and Director

John Kennedy
Vice President of Business Development and Director

Scott D. Brace
President of RailWorks Railroad Service and Director

Donald Traviss
President, Chief Executive Officer of Envirotrol, Inc. and Director

Ronald W. Drucker
Independent Consultant on Transportation and Technology Issues and Director

R.C. Matney
President, Chairman of the Board and Chief Executive Officer of Mark VII Transportation Company, Inc. and Director

Financial Reports

Financial reports, including the Form 10-K, Form 10-Q, and quarterly earnings releases, can be accessed through our Web site at www.railworks.com.

You may also obtain financial documents including the Form 10-K, without charge by writing:
RailWorks Corporation
Attn: Investors Relations
6225 Smith Avenue
Baltimore, MD 21209

Annual Meeting

The Annual Meeting of Stockholders will be held May 18, 2000, 10:00 a.m. at the RailWorks Headquarters 6225 Smith Avenue, Baltimore, MD 21209

Common Stock

RailWorks' common stock trades on the Nasdaq National Market under the symbol RWKS.

Independent Accountants:

Arthur Andersen, LLP
Stamford, Connecticut

RailWorks On Line

For more information about RailWorks, including our operations, products and services, visit our web site at www.railworks.com.

Transfer Agent and Registrar

For information regarding RailWorks' securities transfer, lost certificates or change of address, please contact our transfer agent:

First Union National Bank
Shareholder Services
1525 West W. T. Harris Blvd, 3C3
Charlotte, NC 28262-1153
1-800-829-8432


                                      47